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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 Schedule 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                          DEKALB Genetics Corporation
                           (Name of Subject Company)

                          DEKALB Genetics Corporation
                      (Name of Person(s) Filing Statement)

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                    Class A Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 10 4
                     (CUSIP Number of Class of Securities)

                    Class B Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 20 3
                     (CUSIP Number of Class of Securities)

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                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60015
                                 (815) 758-3461
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             James G. Archer, Esq.
                                Sidley & Austin
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 906-2000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is DEKALB Genetics Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 Sycamore Road, DeKalb, Illinois 60115. The titles of the classes of equity securities to which this Statement relates are the Company's Class A Common Stock, without par value (the "Class A Stock"), and the Company's Class B Common Stock, without par value (the "Class B Stock," and together with the Class A Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), to purchase all outstanding Shares at a purchase price of $100 per Share (such purchase price, as it may be increased pursuant to the terms of the Merger Agreement (as defined below) described in Item 3 under the caption "Merger Agreement -- The Offer" is hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer Conditions"), dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated May 15, 1998 (the "Schedule 14D-1"), as filed by the Purchaser and Parent with the Securities and Exchange Commission (the "SEC"). The Schedule 14D-1 states that the address of the principal executive offices of the Purchaser and Parent is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger dated as of May 8, 1998 (the "Merger Agreement"), among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Purchaser will be merged (the "Merger") with and into the Company, with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $100 per Share (or any higher price paid per Share in the Offer), net to the record holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share.

     Holders of Class A Stock representing approximately 57.5% of the shares of Class A Stock that were issued and outstanding at the close of business on May 8, 1998 (the "Roberts Family Stockholders" or the "Roberts Family") have entered into an agreement (the "Stockholders Agreement") with Parent and the Purchaser pursuant to which the Roberts Family Stockholders have, among other things, agreed to tender such shares of Class A Stock pursuant to the Offer. Parent previously acquired and currently owns 485,442 shares of Class A Stock and 13,321,436 shares of Class B Stock, representing approximately 10.5% and 44.4% of the shares of Class A Stock and Class B Stock, respectively, that were issued and outstanding at the close of business on May 8, 1998. Parent acquired its Shares in accordance with the terms of the Investment Agreement dated as of January 31, 1996 between Parent and the Company (the "Investment Agreement").

     Except as otherwise required by applicable law, each holder of shares of Class A Stock is entitled to one vote for each share thereof standing registered in the name of such holder on the books of the Company on the date fixed for the purpose of determining voting rights; and the holders of Class B Stock are not entitled to notice of or to vote at any meeting of the stockholders of the Company.

     The Merger Agreement, the Stockholders Agreement, the Investment Agreement and certain agreements entered into in connection with the Investment Agreement are more fully described below in Item 3 or in Annex B hereto. Copies of such agreements are filed as Exhibits hereto and are incorporated herein by

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reference in their entirety. A copy of the press release issued by the Company on May 11, 1998 is filed as an Exhibit hereto and is incorporated herein by reference in its entirety.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) Certain Contracts, Agreements, Arrangements and Understandings.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers, and between Parent and the Company, are described under the sections captioned "Board of Directors and Committees," "Security Ownership of Management," "Executive Compensation" and "Certain Transactions" of the Information Statement attached hereto as Annex B and each such section is incorporated herein by reference. In addition, certain contracts and agreements are described in the section appearing under the caption "Certain Shareholder Agreements" on pages 13 through 15 of the Company's Proxy Statement dated November 24, 1997, for its Annual Meeting of Stockholders held on January 20, 1998. A copy of such section is filed as an Exhibit to this Statement and such section is incorporated herein by reference.

     Indemnification of Directors and Officers; Directors and Officers Liability Insurance. Section 145 of the DGCL permits a corporation incorporated thereunder to indemnify its directors, officers, employees and agents against certain liabilities and expenses incurred by them by reason of their serving in such capacities if their conduct meets specified standards. Article NINTH of the Company's Restated Certificate of Incorporation ("Article Ninth"), which is described below, provides for such indemnification to the full extent permitted by the DGCL. As permitted by Section 145 of the DGCL, Article Ninth also provides (i) that the Company may purchase and maintain insurance on behalf of any of its directors, officers, employees or agents against any liability, whether or not the Company would have the power to indemnify such person against such liability under the DGCL and (ii) that its provisions regarding indemnification and the advancement of expenses are not exclusive of any other rights to indemnification or the advancement of expenses that a person may have. The Company maintains directors and officers liability insurance. The Company has entered into an indemnification agreement (an "Indemnification Agreement"), the terms of which are described below, with each of its directors and officers. As described more fully under the caption "Merger Agreement -- Indemnification; Directors' and Officers' Insurance," the Merger Agreement provides that (i) the indemnification rights herein described will survive the Merger and (ii) specified minimum levels of directors' and officers' liability insurance will be maintained.

     Indemnification Provisions of Article Ninth. Article Ninth provides that each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), other than an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another entity) will be indemnified by the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable with respect to indemnification relating to a claim by or in the right of the Company, except that (i) indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such claim and (ii) no indemnification can be made in respect of any claim as to which the person seeking indemnification has been found liable to the Company, unless and only to the extent that the court in which the action was brought determines that such indemnification is proper.

     Article Ninth permits payment by the Company of expenses incurred in defending a proceeding specified in the previous paragraph prior to the final disposition thereof, upon receipt of an undertaking by the person

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seeking indemnification to repay all amounts so paid if it is ultimately determined that such person is not entitled to be indemnified.

     Any indemnification under Article Ninth (unless ordered by a court) will be made by the Company only as authorized in a specific case upon a determination that such indemnification is proper. Such determination may be made (i) by the Board of Directors of the Company (the "Board of Directors" or the "Board") acting by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (ii) if such a quorum is not obtainable, or if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (compensated by the Company) in a written opinion or (iii) by the stockholders of the Company.

     Indemnification Agreements. The Indemnification Agreements are intended to supplement the indemnification provisions of the DGCL and Article Ninth and any coverage provided by directors and officers liability insurance maintained by the Company.

     Each Indemnification Agreement provides that notwithstanding any subsequent amendment, modification or repeal of the indemnification provisions of the DGCL or the Company's Restated Certificate of Incorporation, the Company will provide indemnification, except as noted below, against any and all expenses (including attorneys' fees), costs, judgments, fines or amounts paid in settlement and which are actually and reasonably incurred ("Expenses") in connection with any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative, and whether or not such action is by or in the right of the Company or another entity with respect to which the indemnified party serves or has served as a director or officer at the request of the Company) which arises by reason of the fact that such indemnified party is or was a director or officer of the Company or such entity (an "Action").

     Indemnification will not be made under an Indemnification Agreement: (i) to the extent that indemnification is provided pursuant to directors and officers liability insurance maintained by the Company; (ii) for remuneration paid if it is ultimately determined that such remuneration was in violation of law; (iii) for Expenses incurred on account of an Action in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase and sale of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or similar law;
(iv) for Expenses incurred on account of such indemnified party's conduct which is ultimately determined to have been a breach by such indemnified party of his duty of loyalty to the Company or its stockholders, an act or omission which was not in good faith or which involved intentional misconduct or a transaction from which such indemnified party derived an improper personal benefit; (v) if a court ultimately determines that such indemnification is not lawful as against public policy; or (vi) for income taxes, or any interest or penalties related thereto, in respect of compensation received for services as a director or officer.

     Each Indemnification Agreement requires the Company to advance amounts to cover Expenses prior to the final disposition of the related Action, upon receipt of (i) an undertaking by the indemnified party to repay all amounts so advanced if it is ultimately determined that such indemnified party is not entitled to be indemnified and (ii) satisfactory evidence as to such amounts.

     Limitation of Directors' Personal Liability. As permitted by the DGCL, Article Ninth eliminates the personal liability to the Company or its stockholders of any person who is or was a director of the Company for monetary damages for any breach of fiduciary duty by such person as a director other than: (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchase or redemption) or (iv) for any transaction from which such person derived an improper personal benefit. The Company's Restated Certificate of Incorporation also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Company's Restated Certificate of Incorporation further provides that if it is amended and such amendment would have the effect of increasing the liability of any director of the Company or if Article Ninth is repealed, such amendment or repeal shall not

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apply to or have any effect on the liability of any director of the Company for or with respect to any act or omission of such director occurring prior to such amendment or repeal.

     Employment Agreement Amendments. During April and May of 1998 the employment agreements previously entered into between the Company and its executive officers were amended. These employment agreements, as amended, are described under the caption "Executive Compensation -- Employment Agreements" in Annex B. The amendments provide for Gross-Up Payments in respect of Excise Taxes (as such terms are defined below, see "-- Parachute Payment Reimbursement Policy") and that payments to be made by the Company following a termination of the executive officer's employment will be in addition to payments made under the Company's severance pay plan (see "-- Severance Pay Plan"). The amendments also provide for adjustments to target bonus amounts as follows: Mr. Ryan's target bonus was increased by $50,000 to $225,000; Mr. Pfund's target bonus was increased by $15,000 to $70,000; and Ms. Mackey's target bonus was increased by $10,000 to $75,000. Ms. Mackey's base salary was increased by $10,000 to $165,000.

     Severance Pay Plan. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Severance Pay Plan, which provides severance benefits for each employee, including each executive officer, of the Company and its subsidiaries (excluding seasonal and temporary employees and employees of foreign subsidiaries of the Company) whose employment is terminated by the Company without "cause" (as such term is defined in the Merger Agreement) after the consummation of the Offer. For employees of the Company, who have five or more years of service with the Company, including all but one of its executive officers, such benefits include a lump sum cash payment equal to two weeks of "weekly compensation" (defined in such plan to include base salary and target bonus) for each year of service, but not more than 52, nor less than 20, weeks of weekly compensation (not less than 26 weeks in the case of employees with the title of president or vice president). For employees with fewer than five years of service, including one executive officer, such benefits include a lump sum cash payment equal to 16 weeks of weekly compensation (26 weeks in the case of employees with titles of president or vice president). In addition to such lump sum cash payment, each covered employee would be entitled to four weeks notice prior to any such termination of employment and to receive outplacement services commensurate with such employee's position. Such plan also provides that it may not be amended for a period of 12 months following consummation of the Offer.

     Parachute Payment Reimbursement Policy. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Policy and Procedure Regarding Reimbursement of Employees for Parachute Payment Taxes and Expenses. Such policy and procedure provides that in the event it is determined that any payment or distribution by, or any other amount resulting from, compensation, benefits or any other remuneration provided by, the Company, the Surviving Corporation or any of their subsidiaries to or for the benefit of any employee or former employee of the Company or any of its subsidiaries (which would include any person employed immediately before the consummation of the Offer) (a "Payment") is or will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties or expenses (including any attorneys fees or other professional expenses incurred in challenging the application of any such tax) are incurred by such person with respect to such excise tax (such excise tax, together with any such interest and penalties and expenses, are hereinafter collectively referred to as the "Excise Tax"), then such person shall be entitled to receive from the Company or the Surviving Corporation, an additional payment (a "Gross-Up Payment") in an amount such that after payment by such person of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, such person retains an amount of the Gross-Up Payment equal to the expenses and the Excise Tax imposed upon the Payments.

     Special Contribution to Certain Retirement Plans. On May 5, 1998 the Board of Directors approved amendments to the DEKALB Genetics Corporation Savings and Investment Plan (the "401(k) Plan") and to the DEKALB Genetics Corporation Deferred Compensation Plan (the "Deferred Compensation Plan"). The effect of such amendments, among other things, is that the Company will make a special credit to the account of each employee of the Company, including each of its executive officers, who is eligible to

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participate in the 401(k) Plan on the date of the consummation of the Offer and on the date which is 120 days following the consummation of the Offer or whose employment is terminated by the Company without "cause" (as defined in the Merger Agreement) during such 120-day period. Each credit will be made to the employee's 401(k) Plan account to the extent permitted by the 401(k) Plan and applicable regulations and to the extent not permitted thereby will, in the case of certain management and highly compensated employees, be made to the Deferred Compensation Plan. The amount of each credit will be equal to two percent of the employee's "compensation" (defined in the 401(k) Plan to include, among other things, base salary and bonus) for the plan year in which such 120-day anniversary of the consummation of the Offer or such earlier termination occurs and, to the extent that such employee was not employed by the Company for such entire plan year, such credit will be equal to two percent of the compensation that the employee would have earned had such employee been employed by the Company for such entire plan year, subject, in the case of the 401(k) Plan, to the terms thereof and applicable regulations. Such credits to the 401(k) Plan will be accompanied by Company contributions of like amounts.

     Stock Options. The Long-Term Incentive Plan Administrative Committee of the Board of Directors has taken action in accordance with the terms of the DEKALB Genetics Corporation Long-Term Incentive Plan to accelerate the exercisability of options granted thereunder which are not yet exercisable, including options granted to executive officers of the Company, so that all such options will be exercisable immediately prior to the consummation of the Offer. In addition, the Board of Directors has taken action to provide that, upon consummation of the Offer, all unexercised options granted under such plan and all unexercised options granted to directors under the DEKALB Genetics Corporation Director Stock Option Plan, including options granted to directors thereunder which are unexercisable at that time, will be cancelled in consideration for a cash payment from the Company for each such option equal to (i) the product of (a) the number of Shares subject or related to such option and (b) the excess of the Offer Price over the per Share exercise price of such option, minus (ii) all applicable federal, state and local withholding taxes. See "The Merger
Agreement -- Options; Restricted Stock Awards."

     Vesting of Benefits. On May 5, 1998, the Board of Directors approved amendments to the DEKALB Genetics Corporation Pension Plan (the "Pension Plan"), the DEKALB Genetics Corporation Executive Retirement Plan (the "Executive Retirement Plan"), the 401(k) Plan and the Deferred Compensation Plan which provide, among other things, that the employees, including the executive officers, of the Company participating in such plans will become fully vested in their benefits thereunder. Such vesting will occur under the Pension Plan, the Executive Retirement Plan and the Deferred Compensation Plan upon the consummation of the Offer and under the 401(k) Plan on the date which is 120 days thereafter, provided that the participant is then employed or the employment of such participant has been terminated without cause after the consummation of the Offer and prior to the date which is 120 days thereafter. In addition, the amendment to the Executive Retirement Plan deleted a provision thereof requiring the forfeiture of a participant's benefits upon the termination of such participant's employment by the Company for cause.

     Retiree Health Benefits. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Retiree Health Care Plan (the "Retiree Health Care Plan") which guarantees that medical benefits provided by the Company, together with those provided by the health care plan operated by the Employees' Mutual Welfare Association (the "EMWA Plan"), to former or current employees who are, or within the 12-month period following the consummation of the Offer become, eligible to receive such benefits under the EMWA Plan as retirees (including those who would be eligible but for not having terminated employment), and to certain other current and former employees of the Company, including in each case executive officers of the Company, and the dependents of such former and current employees, will continue to be provided at least generally at the same level of benefits as provided by the EMWA Plan as of the date of adoption of the Retiree Health Care Plan.

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     (b)(2) Certain Background Information.

     Background of the Merger.

     At a meeting of the Board of Directors of the Company held the evening of February 10, 1998, John T. Roberts, one of the Roberts Family Stockholders, informed the Board that the Roberts Family had determined that it was an appropriate time to evaluate opportunities for a business combination. Mr. Roberts stated that the Roberts Family believed that it could not ignore the rapid rate of change in the industry and was concerned that the Roberts Family's continuing to maintain its ownership might hinder the Company from capitalizing on opportunities in the future. He further stated that the fact that the Company had performed well and that there was a high level of interest in companies with assets such as those held by the Company had led the Roberts Family to conclude that evaluation by the Board of such opportunities was appropriate at this time. At the request of Bruce P. Bickner, the Chairman of the Board, representatives of Sidley & Austin, counsel to the Company, advised the Board as to its duties if a business combination were to be considered. The Chairman then presented management's recommendation that the Board retain Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as the Company's financial advisor and, pursuant to applicable provisions of the Investment Agreement, appoint a Special Committee to establish an appropriate procedure for consideration of any potential business combination involving the Company.

     Representatives of Merrill Lynch made a preliminary presentation to the Board regarding comparable transactions and a discounted cash flow analysis and also identified parties that Merrill Lynch considered would likely be interested in pursuing a business combination involving the Company. Dr. Fraley and Mr. Ziegler, nominees of Parent to the Board pursuant to the Investment Agreement, recused themselves at the request of the Chairman during the presentation by Merrill Lynch.

     The Board appointed Messrs. H. Blair White (as Chair), Paul H. Hatfield, John T. Roberts and Douglas C. Roberts as members of the Special Committee (the "Committee") to establish an appropriate procedure for consideration of any potential business combination. The Board also authorized the retention of Merrill Lynch as the Company's financial advisor in connection with a business combination.

     Promptly on February 11, 1998 the Company announced that the Board of Directors had determined to pursue a possible business combination in order to maximize shareholder value and described the retention of Merrill Lynch in that connection. On the same day the Roberts Family amended the Schedule 13D filed by the Roberts Family pursuant to the Exchange Act to provide that the Roberts Family intended to seek and evaluate opportunities to sell all or a portion of its shares of Class A Stock. In addition, Parent filed an amendment to its
Schedule 13D stating that, in light of the Company's announcement, Parent had advised the Company's Board that it was actively considering making an offer to acquire all of the Shares of the Company which it did not hold.

     Merrill Lynch contacted by telephone several parties which it and the Company believed might be interested in a business combination with the Company. Shortly thereafter, Merrill Lynch provided to approximately 14 parties who had tentatively expressed an interest, a proposed confidentiality and standstill agreement as well as a package of publicly available information about the Company.

     The Committee met on February 13, 1998 by conference telephone, in which members of management as well as representatives of Merrill Lynch and Sidley & Austin participated. Merrill Lynch reported on its contacts with potentially interested parties and gave the Committee its preliminary views on the process of soliciting and reviewing indications of interest. Merrill Lynch also reported concerns raised by various potential bidders that Parent might be given preferential treatment in the process. The Committee discussed ways to reassure such bidders that the process would be conducted in a fair manner which would encourage all potential bidders to participate, such as assuring bidders that their bids would be kept confidential. The Committee met next on February 20, 1998 with members of management and representatives of Merrill Lynch and Sidley & Austin. Merrill Lynch described the continuing concerns expressed by potentially interested parties as to the conduct of the process and discussed with the Committee certain types of assurances which might be provided in this respect. The Committee directed the Company's advisors and management to develop for review by the Committee principles to be followed in soliciting and reviewing
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indications of interest (the "Principles"). The Committee next met on February
23, 1998 at which time it approved the retention of Morris, Nichols, Arsht & Tunnell ("Morris, Nichols") as special Delaware counsel and discussed a draft of the Principles. The Committee made suggestions and requested that the representatives provide appropriate revisions.

     At its next meeting on February 25, 1998, the Committee reviewed a revised draft of the Principles which provided, for reasons described below, among other things, that all bidders, price discussions, and bids be kept confidential including from Parent and its nominees on the Company's Board of Directors. In addition, to encourage those bidders to submit their best and final bids, bidders were to be told that, after selection of bidders as a result of submission of indications of interest, only one round of bidding would be held unless bids were judged by the Board to be of substantially equivalent value. In addition, the Merger Agreement would contain a covenant to enforce the standstill provisions contained in the confidentiality agreements all bidders would be required to execute. Finally, aside from the role of the Committee in establishing the Principles, all decisions would be made by the full Board with the Parent nominees recused. In connection with the Committee's consideration of the Principles, Merrill Lynch advised the Committee that, as previously reported, several potential bidders were reluctant to participate in the process if they could not be assured that Parent would not be given an unfair advantage, given its existing ownership interest in the Company obtained at a much lower cost. In particular, bidders were concerned that the process might be conducted in a manner in which Parent was apprised of other bids and had a further opportunity to top whatever offer they might make. In the opinion of Merrill Lynch, providing information about other bids would therefore seriously hamper the process and Merrill Lynch recommended that the Principles not include provision of such information or an opportunity to submit further offers. Morris, Nichols reviewed with the Committee certain provisions of the Investment Agreement dealing with the bidding process, noting that the provision which required that information be provided all bidders with regard to the terms of the offers received and the opportunity to submit further offers was specifically subject to the proviso that the Board of Directors was not required to conduct the process in a manner which was inconsistent with their fiduciary duties. In the view of Morris, Nichols, the Board was under a Revlon obligation to receive the best realizable value and should conduct the process in a manner which it believed would yield the highest value. Given the reaction of several potential bidders as described by Merrill, Lynch, it was the opinion of Morris, Nichols that the fiduciary duty of the Board required that the process not be conducted in a manner which was so open or otherwise potentially advantaged Parent so that other bidders would not participate in the process. Morris, Nichols therefore believed that the proposed Principles were consistent with the fiduciary duties of the Board. Merrill Lynch also provided the Committee with a tentative timetable for the process which called for preliminary indications of interest from potentially interested parties and submission of full proposals from those bidders selected to continue in the process. After a full discussion with Merrill Lynch and counsel, the Committee approved and recommended the Principles for adoption by the Board.

     The Committee presented the proposed Principles to the Board at a meeting by conference telephone on February 26, 1998 attended by members of management and representatives of Merrill Lynch, Morris, Nichols and Sidley & Austin. Merrill Lynch repeated its recommendation that the process not include provision to bidders of information regarding other offers or the opportunity to submit further offers. Morris, Nichols repeated its opinion that the proposed Principles were consistent with the fiduciary duties of the Board. Merrill Lynch also presented and discussed the tentative timetable. After hearing these reports and discussing the issues, the Board (with Dr. Fraley and Mr. Ziegler abstaining) approved and adopted the Principles.

     Immediately thereafter, Merrill Lynch advised in writing all potentially interested bidders who had received a copy of the proposed confidentiality agreement that the bidding process would be conducted as a confidential process. In addition, Merrill Lynch advised such bidders that it had been assured of the willingness of the Roberts Family to enter into an appropriate agreement to vote in favor of a business combination agreement approved by a majority of the Company's Board and supported by the Roberts Family. In addition, bidders would be required to execute, and the Company would enforce, standstill limitations in connection with the process. Bidders who executed such agreements would be provided with additional confidential information about the Company and afforded an opportunity to meet with members of management. Merrill Lynch requested submission of indications of interest by March 31, 1998 to enable the Company to select a group of qualified bidders to conduct more detailed due diligence. Finally, bidders were advised that the Company anticipated only one round of bids unless bids of substantially equivalent value were received.

     During March, representatives of Sidley & Austin and Merrill, Lynch held discussions with various potentially interested parties as to the language of the confidentiality agreements and the Company executed confidentiality agreements with eight potential bidders including Parent. Thereafter, those potential bidders were provided confidential information with regard to the Company and an opportunity to meet with members of the Company's management. Meetings with members of the Company's management and seven of those potential bidders were held during the week of March 23, 1998.

     On March 25, 1998, Merrill Lynch wrote all such potential bidders who had executed a confidentiality agreement advising that preliminary written indications of interest should be submitted on April 2, 1998, at which time the Company would select the parties with whom it would continue discussions regarding a possible business combination. Potential bidders were given a description of various subjects to be covered in the preliminary proposals to be received. Preliminary proposals were received on April 2, 1998 from certain of the potential bidders, including Parent. Other potential bidders declined in writing to bid. On April 6, 1998, the Board (without the participation of Dr. Ziegler or Mr. Fraley) met by conference telephone together with members of management and representatives of Merrill Lynch, Sidley & Austin and Morris, Nichols. Merrill Lynch reviewed with the Board contacts with interested parties and the indications of interest received. Mr. Bickner presented management's recommendation, which was supported by Merrill Lynch, that selected companies, including Parent (the "Selected Companies"), be allowed to proceed with the process. Mr. Bickner further reviewed the anticipated next steps and timing. After discussion, the Board approved management's recommendation.

     During the month of April, the Company made a data room of confidential information available for review by the Selected Companies and representatives of management met with each to discuss their questions about the Company. In addition, the Selected Companies were permitted to make facility visits where each met with additional members of management at the Company's research laboratories in Mystic, Connecticut and additional Company facilities in Argentina and Ashton and Waterman, Illinois. The Company also answered various written diligence questions provided by the Selected Companies. In addition, the Company provided the Selected Companies with draft forms of merger agreements. Each Selected Company was also given a draft form of stockholders agreement furnished by counsel to the Roberts Family which provided for an irrevocable agreement to vote for the Merger and to tender Shares into a cash tender offer. On April 27, 1998, Merrill Lynch wrote the Selected Companies requesting that written comments on these drafts be submitted by May 1, 1998 so that discussions with respective counsel for the Company and the Roberts Family might be held the following week. In addition, Merrill Lynch requested that the Selected Companies submit a firm, final offer at the close of business on May 7, 1998. Merrill Lynch advised each Selected Company that the Board had determined that selection of the winning bid would be made by the full Board, except that the two Parent nominees would be excluded from all Board deliberations and decisions on the matter. Merrill Lynch further advised each Selected Company that the Board intended to accept the winning bid on the basis of the offers submitted at that time and would solicit additional offers only in the event that the Board determined that a winning bidder could not be selected as a result of substantially equivalent offers. To further encourage the Selected Companies to submit their best and final offers, Merrill Lynch also informed each Selected Company that the Board had determined that any unsolicited offer submitted thereafter would constitute a violation of the standstill agreement previously executed by the Selected Company and that no consideration would be given to any such unsolicited offer.

     At the close of business on May 1, 1998, each of the Selected Companies submitted revised drafts of the forms of cash merger agreement and stockholders agreement provided by the Company and the Roberts Family. Parent made the fewest substantive changes to the form originally provided by the Company. During the week of May 4, 1998, respective counsel for the Company and the Roberts Family discussed the terms of these revisions with counsel to each Selected Company and agreed to make some, but not all, of the requested changes. After the close of the market on Thursday, May 7, 1998, in accordance with the process described by

Merrill Lynch to the Selected Companies, each Selected Company submitted a written indication of a cash price per share it was prepared to pay for the Shares. The cash price offered by Parent was superior. In its letter, Parent confirmed that it had the ability to finance the acquisition of the Shares and that its offer was not subject to any financing contingencies. Parent also confirmed that all necessary Board or other internal approvals had been obtained to consummate a transaction on the terms presented. It further stated that its offer was confidential and that disclosure of its terms by the Company to any person other than the directors, attorneys and financial advisors to the Company and to the Roberts Family and their advisors might result in immediate termination of the offer. Finally, the offer was stated to terminate at 5:00 PM, central daylight time, on Sunday, May 10, 1998.

     The Board met on Thursday evening, May 7, 1998, to consider the offers. All directors other than the Parent nominees were present in person, except for H. Blair White who participated by conference telephone. After being briefed by counsel as to its fiduciary duties in connection with the matter, the Board heard a presentation from representatives of Merrill Lynch who reviewed the sale process to date, summarized the key terms of each offer, and provided a summary to the Board of the financial advisor's views with respect to valuation of the Company. Representatives of Merrill Lynch also discussed the general content of a fairness opinion which it would be prepared to provide upon completion of the negotiations at the price offered by Parent. The Board then heard a presentation from counsel as to the other terms and conditions of the merger agreement and stockholders agreement upon which the bid by Parent was based and a comparison of certain key advantages to the Company contained in Parent's proposed form agreement. Among other things, counsel noted that none of the Selected Companies were prepared to accept the right of the Board to change its recommendation to shareholders, or to allow the Company to provide information to, or negotiate with, a third party who might submit a superior proposal. Sidley & Austin and Morris, Nichols each advised the Board regarding whether it would be permitted as a matter of law to accept such limitations, considering, among other things, the careful auction process which had been conducted by the Company under the Board's supervision in a manner calculated to produce the highest offer, the superior bid provided by Parent and the fact that the proposed stockholders agreement with the winning bidder would mean that a third party would have little or no opportunity to successfully acquire control of the Company. John Roberts, on behalf of the Roberts Family, indicated to the Board that the Roberts Family was prepared to enter into a stockholders agreement with Parent subject to acceptable resolution of the remaining unresolved terms of the merger agreement and the stockholders agreement. Upon the conclusion of these presentations, management recommended and the Board authorized management and the Company's representatives to negotiate exclusively with Parent with regard to its proposal in accordance with the bid procedures previously provided and in consideration of the superior proposal as to price and terms received from Parent.

     During Friday May 8, 1998, representatives of management and Sidley & Austin negotiated with representatives of Parent with respect to various provisions of the proposed merger agreement and counsel to the Roberts Family negotiated with representatives of Parent with respect to various provisions of the proposed stockholders agreement. Although these negotiations remained incomplete in certain immaterial respects, the Board met again on Friday evening to hear further reports from management and its financial and legal advisors as to the status of the proposed transaction. Counsel described the progress of the negotiations and the few remaining issues to be determined. Merrill Lynch reviewed with the Board its presentation of the previous evening and provided the Board with its opinion that the proposed transaction was fair from a financial point of view to the holders of the Shares (other than Parent and its affiliates). Representatives of the Roberts Family indicated that the stockholders agreement had in most respects been agreed between the Roberts Family and Parent and that they believed the remaining issues could be resolved to the satisfaction of the Roberts Family. Management indicated that it believed the remaining issues in the merger agreement could be satisfactorily resolved upon further negotiation. Accordingly, upon management's recommendation, the Board approved the Merger Agreement in the form presented to the Board subject to such final revisions as management might approve in connection with further negotiations. During Saturday, May 9, 1998 representatives of management and Sidley & Austin and representatives of the Roberts Family continued to discuss the provisions of the merger agreement and the stockholders agreement with Parent's management and its counsel. On Saturday evening, having satisfactorily resolved all issues, the Company and Parent executed the Merger Agreement and the Roberts Family and Parent executed the Stockholders Agreement.

MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy or form of which has been filed with the SEC as an exhibit to this Statement. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

     THE OFFER. The Merger Agreement provides that, so long as the Merger Agreement has not been terminated pursuant to its terms, as promptly as practicable but in no event later than five business days after the date of the public announcement by Parent and the Company of the Merger Agreement, the Purchaser will, and Parent will cause the Purchaser to, commence the Offer. In the Merger Agreement, Parent and the Purchaser agree that the Purchaser will not terminate the Offer between scheduled expiration dates (except in the event that the Merger Agreement is terminated) and that, in the event that the Purchaser would otherwise be entitled to terminate the Offer at any scheduled expiration date due to the failure of one or more of the Offer Conditions, unless the Merger Agreement has been terminated, the Purchaser will, and Parent will cause the Purchaser to, extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law; provided, however, that the Purchaser is not required to extend the Offer beyond November 9, 1999 (the "Outside Date"). If the Merger Agreement is terminated by either Parent or the Purchaser or by the Company, the Purchaser will, and Parent will cause the Purchaser to, terminate promptly the Offer, except that if the Merger Agreement is terminated by Parent or Purchaser in the event that the Board of Directors of the Company withdraws or modifies in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, Parent or the Purchaser may terminate the Offer. The Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly owned by Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

     Under the Merger Agreement the Purchaser may not, without the prior written consent of the Company, (a) reduce the number of Shares to be purchased in the Offer, (b) reduce the Offer Price, (c) impose any conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Conditions to the extent not prohibited by the Merger Agreement), (d) except as described below, extend the Offer, (e) change the form of consideration payable in the Offer or (f) make any other change or modification in any of the terms of the Offer in any manner that is adverse to the holders of Shares.

     The Merger Agreement provides that the Purchaser may, without the consent of the Company, (a) extend the Offer, if at the scheduled or extended expiration date for the Offer any of the Offer Conditions have not been satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (c) on one or more occasions, extend the Offer for a period of up to an aggregate of 15 business days if, on a scheduled expiration date on which the Offer Conditions have been satisfied or waived, the number of Shares of Class A Stock (together with any Shares of Class A Stock held by Parent or any of its Subsidiaries) that have been validly tendered and not withdrawn represent more than 70% of the then issued and outstanding Shares of Class A Stock, but less than 90% of the then issued and outstanding Shares of Class A Stock, and the number of Shares of Class B Stock (together with any Shares of Class B Stock held by Parent or any of its Subsidiaries) that have been validly tendered and not withdrawn represent more than 70% of the then issued and outstanding Shares of Class B Stock, but less than 90% of the then issued and outstanding Shares of Class B Stock. If Shares are not accepted for purchase pursuant to the Offer on or prior to May 9, 1999, the Offer Price will be increased by $0.50 per Share on May 10, 1999 and on the tenth day of each subsequent month until Shares are so accepted, unless the Offer is earlier terminated.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, but subject, in all cases, to Parent's and the Purchaser's obligations set forth under the Merger Agreement, including, without limitation, under the Best Efforts Provision (as defined below), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange

Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares of Class A Stock that (together with the Shares of Class A Stock then held by Parent or any of its Subsidiaries) would constitute a majority of the outstanding Shares of Class A Stock (assuming the exercise of all options to purchase, and the conversion or exchange of all securities convertible or exchangeable into, Shares of Class A Stock) outstanding at the expiration date of the Offer (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated prior to the expiration of the Offer. Furthermore, notwithstanding any other term of the Offer, but subject, in all cases, to certain of Parent's and the Purchaser's obligations set forth in the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer at any time if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its Subsidiaries that constitutes a breach of the Merger Agreement):

          (a) there shall be threatened or pending by any Governmental Entity (as defined in the Merger Agreement) any suit, action or proceeding (i) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of a material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, (iii) seeking to impose material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or its Subsidiaries or (v) which otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided that the right of the Purchaser to not accept for payment or pay for, any Shares not theretofore accepted for payment or paid for, or to terminate the Offer, pursuant to this subparagraph (a) shall not be available if Parent or the Purchaser has not taken such action as is required to comply with the Best Efforts Provision;

          (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; provided that the right of the Purchaser to not accept for payment or pay for, any Shares not theretofore accepted for payment or paid for, or to terminate the Offer pursuant to this subparagraph (b) shall not be available to Parent or the Purchaser if Parent or the Purchaser has not taken such action as is required to comply with the Best Efforts Provision;

          (c) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case, at the date of the Merger Agreement and as if such representations and warranties were made as of such time of determination (except that (i) representations and warranties that speak as of a specified date shall be true and correct to such extent only as of such date and (ii) no representation or warranty of the Company shall be deemed to be untrue in any respect as a result of any event or circumstance that occurred after (and did not occur on or before) the first anniversary of the date of the Merger Agreement);

          (e) the Company shall have, and be continuing to have, failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index),
     (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a material adverse effect on the Company or to materially adversely affect Parent's or the Purchaser's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger; or

          (g) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     RECOMMENDATION. In the Merger Agreement, the Company represents and warrants that the Board of Directors of the Company, at a meeting duly called and held, duly adopted (by unanimous vote, with the two directors nominated by Parent (the "Monsanto Nominees") not participating) resolutions approving the Offer, the Merger Agreement, the Merger and the Stockholders Agreement, determining that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommending that the Company's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger. The Company further represents and warrants that the action of the Board of Directors of the Company in approving the Offer (including the purchase of Shares pursuant to the Offer), the Merger, the Merger Agreement, the Stockholders Agreement and the transactions contemplated by the Merger Agreement and the Stockholders Agreement, is sufficient to render (i) Section 203 of the DGCL, (ii) Article EIGHTH of the Company's Restated Certificate of Incorporation and (iii) Article 11 of the Investment Agreement irrevocably inapplicable to the Offer, the Merger, the Merger Agreement and the Stockholders Agreement, the transactions contemplated by the Merger Agreement and/or the Stockholders Agreement and any other transaction (except a transaction in which Parent acquires beneficial ownership of Shares other than pursuant to the Merger) between Parent and any of its affiliates on the one hand, and the Company and any of its affiliates, on the other hand, consummated after the date that the Purchaser acquires Shares pursuant to the Offer that could be defined as a "Business Combination" under Section 203 of the DGCL or Article EIGHTH of the Company's Restated Certificate of Incorporation.

     THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of the Purchaser and the Company in accordance with the DGCL.

     CHARTER, BY-LAWS, DIRECTORS AND OFFICERS. The Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as of the Effective Time as set forth in the Merger Agreement and will be the Restated Certificate of Incorporation of the Surviving Corporation, and the By-Laws of the Company will be amended as of the Effective Time to read in their entirety as the By-Laws of the Purchaser, as in effect immediately prior to the Effective Time. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

     CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the Purchaser, the Company or the holders of any securities of the Purchaser or the Company: each Share issued and outstanding (other than Shares owned by the Company or by any Subsidiary of the Company or by Parent, the Purchaser or any other Subsidiary of Parent which will automatically be cancelled and retired, or by stockholders who properly exercise appraisal rights under the DGCL) will be cancelled and be converted into the right to receive from the Surviving Corporation in cash the Merger Consideration, and each issued and outstanding share of capital stock of the Purchaser will be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

     For purposes of the Merger Agreement, "Subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     BEST EFFORTS. Subject to fiduciary responsibilities, each of the Company, Parent and the Purchaser agreed in the Merger Agreement to use best efforts to cause the purchase of Shares pursuant to the Offer prior to the Outside Date, and consummation of the Merger to occur as soon as practicable after such purchase of Shares. Without limiting the foregoing, (a) each of the Company, Parent and the Purchaser agreed to use best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger (which actions include making all filings and furnishing all information required under the HSR
Act), and in connection with approvals of or filings with any other Governmental Entity and to promptly cooperate with and furnish information (including all correspondence with any Governmental Entity) to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Offer and the Merger; (b) each of the Company, Parent and the Purchaser agreed to, and to cause its Subsidiaries to, use best efforts to obtain prior to the Outside Date (and to cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Parent, the Purchaser, the Company or any of their Subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement; and (c) Parent agreed that if necessary to cause the purchase of Shares pursuant to the Offer prior to the Outside Date, Parent will, and will cause its Subsidiaries to, divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries. The Company agreed, at the request of Parent, to agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action may be conditioned upon the purchase of Shares pursuant to the Offer. Notwithstanding anything to the contrary contained in the Merger Agreement, in connection with any filing or submission required or action to be taken by Parent, the Company or any of its respective Subsidiaries to consummate the Offer, the Merger or the other transactions contemplated in the Merger Agreement, the Company agreed that it will not, without Parent's prior written consent, commit to any divestiture of assets or businesses of the Company and its Subsidiaries. The foregoing provisions of the Merger Agreement are referred to herein as the "Best Efforts Provisions."

     NO SOLICITATION. The Merger Agreement provides that the Company will, and will cause its executive officers, directors, authorized representatives and authorized agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. The Company may not, nor may it permit any of its Subsidiaries to, nor may it permit any of its executive officers, directors, authorized representatives or authorized agents to, directly or indirectly, (a) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of any of the assets of the Company or its Subsidiaries (other than the purchase of inventory or other assets in the ordinary course of business) or any of the Shares then outstanding, any tender offer or exchange offer for any of the Shares then outstanding, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement or (ii) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement and the Stockholders Agreement. Notwithstanding the foregoing, proposals solely relating to the sale of all or a portion of the Company's business relating solely to the research and development of swine breeding stock and the marketing of such hybrid breeding swine and related management services to hog producers in domestic or international markets will not be considered Takeover Proposals, so long as the terms and conditions of any such proposal described in this sentence do not have any of the effects described in clause
(ii) of the preceding sentence.

     The Merger Agreement provides further that except as otherwise provided in the section of the Merger Agreement described herein under "-- No Solicitation", neither the Board of Directors of the Company nor any committee thereof may (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement (or any transaction contemplated thereby); provided that, the Board of Directors may,
(i) in response to any Takeover Proposal, suspend such recommendation for a period of up to 24 hours pending its analysis of such Takeover Proposal or (ii) at any time prior to the consummation of the Offer, modify or withdraw such recommendation, but only if the Board of Directors of the Company determines in good faith, based on a written opinion of Morris, Nichols, which written opinion specifically takes into account the Stockholders Agreement and all the terms thereof, including the obligations and agreements therein of the Voting Trustees (as defined in the Stockholders Agreement) and Registered Holders (as defined in the Stockholders Agreement) with respect to tendering Shares and voting for the Merger and against any Takeover Proposal other than the Merger (a "Written Opinion"), that it would be a breach of its fiduciary duties not to so modify or withdraw such recommendation; provided further that, unless the Merger Agreement has been terminated, any such suspension, modification or withdrawal will not prevent Parent and the Purchaser, in its or their discretion, from consummating the Offer and in any event will be subject to the provisions described in the last paragraph of this section, (b) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

     In addition to the obligations of the Company described in the two preceding paragraphs the Merger Agreement provides that the Company will immediately advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Merger Agreement also provides that subject to the provisions described in the next paragraph, nothing contained in the section of the Merger Agreement described herein under "-- No Solicitation" will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, based on a Written Opinion, such disclosure is required under applicable law.

     Finally, the Merger Agreement provides that none of the provisions described in the preceding three paragraphs (including with respect to any modified or withdrawn recommendation) will be deemed to prevent or impede Parent and the Purchaser, in its or their discretion, from consummating the Offer, or to limit or affect any of the actions taken by the Company as described under "-- Recommendation" above. In addition, the Merger Agreement provides that if the Purchaser purchases Shares pursuant to the Offer, the Company and its Board of Directors will take all actions legally permitted to permit the Merger to occur.

     THIRD PARTY STANDSTILL AGREEMENTS. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed to enforce and not to terminate, amend, modify or waive any standstill or other provision of, any confidentiality, nonsolicitation or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent), including, without limitation, any such agreement entered into with any party in connection with the process conducted by the Company to solicit acquisition proposals for the Company.

     REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser. The representations and warranties of the Company relate, among other things, to: its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the SEC under the Securities Act of 1933 (the "Securities Act") or the Exchange Act (including financial statements included in the documents filed by the Company under those acts); absence of any material adverse change; information to be included in the Schedule 14D-1 and related documents, this Statement and the proxy statement (if required) in connection with the Merger; compliance with laws; tax matters; liabilities; benefit plans and employees and employment practices; litigation; environmental matters; certain provisions of the Company's Restated Certificate of Incorporation and related matters; matters related to intellectual property; brokers; and contracts and indebtedness. Parent and the Purchaser have also made certain representations and warranties to the Company, including that Parent has or will have, and will provide the Purchaser with, the funds necessary to consummate the Offer and the Merger and the transactions contemplated by the Merger Agreement.

     COVENANTS. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time or such time as Parent's designees constitute a majority of the Board of Directors of the Company, the Company will, and will cause each of its Subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise contemplated by the Merger Agreement (including, without limitation, as permitted or required by the Best Efforts Provision), during such period, the Company has agreed that it will not, and will not permit any of its Subsidiaries to, without the prior written consent of Parent:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or otherwise make any payment to stockholders in their capacity as such, other than dividends on Shares to be declared and paid only at the customary times at a quarterly rate not in excess of $0.035 per Share, except for dividends by a wholly-owned domestic Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) redeem, purchase or otherwise acquire any of its securities;

          (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, or any rights, warrants, options or any other agreements of any character to acquire, any such shares, voting securities or convertible or exchangeable securities or rights, or securities or rights evidencing the right to subscribe, other than (i) the issuance, in the ordinary course, to new employees or

     Finally, the Merger Agreement provides that none of the provisions described in the preceding three paragraphs (including with respect to any modified or withdrawn recommendation) will be deemed to prevent or impede Parent and the Purchaser, in its or their discretion, from consummating the Offer, or to limit or affect any of the actions taken by the Company as described under "-- Recommendation" above. In addition, the Merger Agreement provides that if the Purchaser purchases Shares pursuant to the Offer, the Company and its Board of Directors will take all actions legally permitted to permit the Merger to occur.

     THIRD PARTY STANDSTILL AGREEMENTS. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed to enforce and not to terminate, amend, modify or waive any standstill or other provision of, any confidentiality, nonsolicitation or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent), including, without limitation, any such agreement entered into with any party in connection with the process conducted by the Company to solicit acquisition proposals for the Company.

     REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser. The representations and warranties of the Company relate, among other things, to: its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the SEC under the Securities Act of 1933 (the "Securities Act") or the Exchange Act (including financial statements included in the documents filed by the Company under those acts); absence of any material adverse change; information to be included in the Schedule 14D-1 and related documents, this Statement and the proxy statement (if required) in connection with the Merger; compliance with laws; tax matters; liabilities; benefit plans and employees and employment practices; litigation; environmental matters; certain provisions of the Company's Restated Certificate of Incorporation and related matters; matters related to intellectual property; brokers; and contracts and indebtedness. Parent and the Purchaser have also made certain representations and warranties to the Company, including that Parent has or will have, and will provide the Purchaser with, the funds necessary to consummate the Offer and the Merger and the transactions contemplated by the Merger Agreement.

     COVENANTS. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time or such time as Parent's designees constitute a majority of the Board of Directors of the Company, the Company will, and will cause each of its Subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise contemplated by the Merger Agreement (including, without limitation, as permitted or required by the Best Efforts Provision), during such period, the Company has agreed that it will not, and will not permit any of its Subsidiaries to, without the prior written consent of Parent:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or otherwise make any payment to stockholders in their capacity as such, other than dividends on Shares to be declared and paid only at the customary times at a quarterly rate not in excess of $0.035 per Share, except for dividends by a wholly-owned domestic Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) redeem, purchase or otherwise acquire any of its securities;

          (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, or any rights, warrants, options or any other agreements of any character to acquire, any such shares, voting securities or convertible or exchangeable securities or rights, or securities or rights evidencing the right to subscribe, other than (i) the issuance, in the ordinary course, to new employees or promoted employees, of options to purchase not more than an aggregate of 40,000 Shares or the issuance of Shares pursuant to options outstanding under the Company's Long Term Incentive Plan, the Company's Savings and Investment Plan and the Company's Director Stock Option Plan (the "Stock Plans"), (ii) the issuance of shares of Class B Stock in exchange for shares of Class A Stock in accordance with the Company's Restated Certificate of Incorporation, (iii) the issuance of Shares upon exercise of rights outstanding on the date of the Merger Agreement (including, without limitation, under the Investment Agreement) and (iv) the issuance of Shares pursuant to the Company's 401(k) Plan, in accordance with its terms;

          (c) amend its Restated Certificate of Incorporation or By-laws or other similar organizational documents;

          (d) acquire, or agree to acquire, in a single transaction or in a series of related transactions, any business or assets (other than materials and supplies purchased in the ordinary course, consistent with past practice), other than transactions which involve assets having a purchase price not in excess of $5,000,000 individually;

          (e) make or agree to make any new capital expenditure in excess of $1,000,000 other than expenditures contemplated by the Company's capital budget for fiscal 1998 or fiscal 1999 as previously provided to Parent in writing;

          (f) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, other than (i) sales of inventory in the ordinary course of business and (ii) transactions which involve assets having a current value not in excess of $5,000,000 individually or $20,000,000 in the aggregate; provided that, notwithstanding this clause (f), neither the Company nor any of its Subsidiaries may sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any germplasm, recombinant DNA technology or Intellectual Property Rights (as defined below), except with respect to Intellectual Property Rights as specifically permitted by clause (j) below;

          (g) except as disclosed by the Company to Parent as of the date of the Merger Agreement, (i) increase the salary or wages payable or to become payable to its directors, officers or employees, except for increases required under employment agreements existing on the date of the Merger Agreement, and except for increases for officers and employees in the ordinary course of business, consistent with past practice; (ii) pay or agree to pay any pension, retirement allowance or employee benefit not required or contemplated by any existing benefit, severance, pension or employment plans, agreements or arrangements; or (iii) enter into any employment or severance agreement with, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee, except, in each case, as may be expressly required by the terms of any such plan, agreement, policy or arrangement or to comply with applicable law;

          (h) except as is required as a result of a change in law or in generally accepted accounting principles, make any material change in its method of accounting;

          (i) enter into, modify in any material respect, amend in any material respect or terminate any material contract or agreement (including without limitation any contract or agreement which (i) cannot by its terms be terminated without liability or continuing obligation by the Company on less than one year's notice or (ii) may require a cash expenditure by the Company in excess of $5,000,000 in any fiscal year) to which the Company or any of its Subsidiaries is a party, or waive, release or assign any material rights or claims, in each case, in any manner adverse to the Company or any of its Subsidiaries and, in each case, except for (A) customary operational contracts not involving payments in excess of $5,000,000 individually over the term of such contract, (B) hedging and similar futures contracts with a term not in excess of one year or which can, by their terms, be terminated without liability or continuing obligation by the Company on not more than one year's notice and (C) seed production contracts, in each of cases (A), (B) and (C) above entered into in the ordinary course of business consistent with past practice;

          (j) (i) acquire a license or right to use from a third party for consideration (including without limitation cash, human or other resources or other assets or commitments, including out-licenses) in excess of $1,000,000 per year or $10,000,000 over the course of the agreement governing such license or right, or which by its terms cannot be terminated without liability or continued obligation by the Company on less than six months' notice or (ii) grant any license or sublicense other than (v) licenses to contract growers in the ordinary course of business consistent with past practice, (w) licenses granted under and in accordance with the Corn Borer-Protected License Agreement dated as of January 31, 1996 between Parent and the Company, the Glyphosate-Protected Corn License Agreement dated as of January 31, 1996 between Parent and the Company or the CaMV Promoter License Agreement dated as of January 31, 1996 between Parent and the Company, in each case, in the ordinary course of business consistent with past practice (and provided that this will not prohibit the granting by the Company in accordance with such licenses of sublicenses to the entities described with respect to this clause (j) by the Company to Parent as of the date of the Merger Agreement), (x) licenses of swine in the ordinary course of business consistent with past practice, (y) licenses included in "material transfer agreements" entered into solely for the purposes of research in the ordinary course of business consistent with past practice, and (z) licenses required to be granted pursuant to the terms of agreements to which the Company or any of its Subsidiaries is a party (as such terms are in effect on the date of the Merger Agreement);

          (k) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries not constituting an inactive Subsidiary (other than the Merger);

          (l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company;

          (m) settle or agree to dismiss any litigation with respect to Intellectual Property Rights or material litigation with respect to other matters;

          (n) pay, discharge, settle or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations (in each case not related to pending or threatened litigation) reflected or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents (as defined in the Merger Agreement) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

          (o) enter into any contract, license, agreement or arrangement of any kind without including confidentiality agreements consistent with past practice; or

          (p) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Notwithstanding anything else in the Merger Agreement to the contrary, the Company and its Subsidiaries may, during the period from the date of the Merger Agreement until the earlier of the Effective Time or such time as Parent's designees constitute a majority of the Board of Directors of the Company, sell all or a portion of the Company's business solely relating to the research and development of swine breeding stock and the marketing of such hybrid breeding swine and related management services to hog producers in domestic or international markets, so long as Parent is reasonably satisfied with the terms and conditions of such sale.

     For purposes of the Merger Agreement, "Intellectual Property Rights" means any right to use, all patents, patent rights, certificates of plant variety protection, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights and computer programs held by the Company or any of its Subsidiaries.

     EMPLOYEE BENEFIT ARRANGEMENTS. In the Merger Agreement, Parent has agreed to take all necessary action so that each person who is an employee of the Company or any of its Subsidiaries upon the consummation of the Offer (including each such person who is on vacation, temporary layoff, approved leave of absence, sick leave or short-term disability) will be permitted to remain an employee of the Company or the Surviving Corporation or a Subsidiary of the Company or of the Surviving Corporation, as the case may be, immediately following such time with wages or salary, as applicable, no less favorable than as in effect immediately preceding such time, and so that each person receiving, or who but for any waiting period would be receiving, long-term disability benefits under a plan of the Company or any of its Subsidiaries upon the consummation of the Offer will retain the right to continue or begin receiving such long-term disability benefits, so long as they remain disabled. Parent has agreed to take all necessary action so that until the first anniversary of the consummation of the Offer, the Company, the Surviving Corporation and their Subsidiaries maintain for each employee of the Company and its Subsidiaries who is employed by the Company or the Surviving Corporation or a Subsidiary of the Company or the Surviving Corporation upon the consummation of the Offer (collectively, the "Retained Employees") wages and other compensation levels, and benefits of the types provided under the employee benefit plans, policies, arrangements and understandings (the "Benefit Plans") of the Company, Parent, Surviving Corporation or any of their subsidiaries, not less favorable than those wages and other compensation levels, and benefits provided under the Company's Benefit Plans, as in effect as of the consummation of the Offer. Parent has also agreed to take all necessary action so that each Retained Employee shall after the consummation of the Offer continue to be credited with the unused vacation and sick leave credited to such employee through the consummation of the Offer under the applicable vacation and sick leave policies of the Company and its Subsidiaries, and to permit or cause the Company, the Surviving Corporation and their Subsidiaries to permit such employees to use such vacation and sick leave, and to take all necessary action so that, for all purposes under each Benefit Plan maintained or otherwise provided by the Company, the Surviving Corporation or any of their Subsidiaries in which employees or former employees of the Company and its Subsidiaries or the spouses, dependents or other beneficiaries of such persons become eligible to participate after the consummation of the Offer, each such person shall be credited with all years of service to the extent such service would be taken into account under the Company's Benefit Plan providing benefits of a similar type in effect at the consummation of the Offer.

     Parent has also agreed that neither it, the Company, the Surviving Corporation, nor any of their Subsidiaries will during the one-year period commencing with the consummation of the Offer (a) terminate the employment of any Retained Employee other than for Cause (as defined in the Merger Agreement) or (b) relocate the site of any such person's employment or reassign any such person to a different location without such person's consent. Parent has also agreed to maintain, for a period of not less than twelve months from the consummation of the Offer, for the benefit of the Retained Employees, the Company's Severance Pay Plan as in effect as of the date of the Merger Agreement, and to honor all employment agreements with the persons who are directors, officers and employees of the Company and its Subsidiaries. In the Merger Agreement, Parent also agrees to maintain the DEKALB Genetics Corporation Policy and Procedure Regarding Reimbursement of Employees for Parachute Payment Taxes and Expenses to the extent required by the terms thereof.

     Without limitation of Parent's or the Company's obligations under any existing employment agreement, Parent has agreed to maintain, or to cause the Company and the Surviving Corporation to maintain, the Company's bonus programs set forth in the documents made available by the Company to Parent through the end of the twelve-month period beginning on the most recent September 1 preceding the consummation of the Offer, with bonuses to be paid to each Retained Employee participating thereunder in accordance with the performance goals previously established for such period (the "Existing Goals"), if (a) the achievement of the Existing Goals can still reasonably be measured despite the consummation of the transactions contemplated by the Merger Agreement, and (b) such achievement has not become unreasonably more difficult or easier than it would have been absent such consummation. If either of clause (a) or clause (b) of the preceding sentence is not satisfied with respect to the Existing Goals applicable to a particular Retained Employee, then the Existing Goals shall be reasonably adjusted, if possible, so that both such clauses are satisfied as to the adjusted Existing Goals, and if no such adjustment is possible, such Retained Employee's bonus shall be paid at his or her target bonus level (subject to all terms and conditions of such bonus except for the Existing Goals that cannot be so adjusted).

     The Merger Agreement also provides for (a) the waiver of all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees and former employees of the Company and its Subsidiaries and the spouses, dependents and other beneficiaries of such persons under any welfare or fringe benefit plan that any such persons may be eligible to participate in after the consummation of the Offer, other than limitations or waiting periods that are in effect prior to the consummation of the Offer, and (b) credit for any co-payments and deductibles paid by such person for the applicable plan year prior to the consummation of the Offer. The Merger Agreement also requires Parent to or to cause the Company and the Surviving Corporation to provide retiree health benefits to persons who are, immediately prior to the consummation of the Offer, eligible for such benefits, or who would immediately prior to the consummation of the Offer be eligible therefor but for the fact that they, or the person with respect to whom they are a dependent, had not yet terminated employment with the Company and its Subsidiaries, or who will within twelve months after the consummation of the Offer be so eligible therefor, and medical and other health benefits to persons who incur or are dependents of persons who incur an illness or other disability or leave of absence, or are dependents of persons who die, prior to the consummation of the Offer and who are at such time, or would be after such time, eligible for benefits under such medical or other health benefits plan due to such illness or other disability or leave of absence or death.

     For a period of not less than twelve months from the consummation of the Offer, Parent has also agreed to (a) maintain, or cause to be maintained, for the benefit of the Retained Employees the Company's 401(k) Plan as in effect prior to the consummation of the Offer and (b) contribute, or cause to be contributed, to the 401(k) Plan, on behalf of each Retained Employee who is or becomes a participant therein, matching contributions in amounts determined in accordance with the terms of the 401(k) Plan as in effect as of the date of the Merger Agreement, and a "Compensation Based Contribution" as defined therein equal to 2% of compensation as described in the 401(k) Plan.

     OPTIONS; RESTRICTED STOCK AWARDS. The Merger Agreement provides that prior to the execution of the Merger Agreement, the Board of Directors of the Company or the Long-Term Incentive Plan Administrative Committee of the Board of Directors of the Company has adopted such resolutions or has taken such other actions as are required (a) to provide that each option to purchase Shares (a "Stock Option") theretofore granted under any Stock Plan (other than the Company's Director Stock Option Plan) outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, will become fully exercisable immediately prior to the consummation of the Offer, (b) to provide that all restrictions applicable to any restricted stock award theretofore granted under any Stock Plan outstanding immediately prior to the Offer will lapse immediately prior to the consummation of the Offer, (c) to provide that upon the consummation of the Offer each Stock Option then outstanding will be cancelled in consideration for the cash payment described below and (d) with respect to Stock Options held by persons subject to the reporting requirements of Section 16 of the Exchange Act, to specifically approve such transactions. The Company has agreed to use reasonable efforts to obtain any necessary consents of the holders of such Stock Options to effect these provisions.

     Pursuant to the Merger Agreement, the Company has agreed to use reasonable efforts to ensure that, upon the consummation of the Offer each Stock Option then outstanding is cancelled by the Company in consideration for which the holder thereof will thereupon be entitled to receive promptly (but in no event later than five days) after the consummation of the Offer, a cash payment in respect of such cancellation from the Company in an amount (if any) equal to (a) the product of (i) the number of Shares subject or related to such Stock Option and (ii) the excess, if any, of the Offer Price over the exercise or purchase price per share of Shares subject or related to such Option, minus (b) all applicable federal, state and local taxes required to be withheld by the Company.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that all rights to indemnification or exculpation, existing in favor of a director, officer, employee or agent (an "Indemnified Person") of the Company or any of its Subsidiaries as provided in the Restated Certificate of Incorporation of the Company, the By-Laws of the Company or any indemnification agreement, in each case, as in effect on the date of the Merger Agreement, and relating to actions or events through the Effective Time, will survive the Merger and will continue in full force and effect, without any amendment thereto; provided that any determination required to be made with respect to whether an Indemnified Person's conduct complies with the standards set forth under the DGCL, the Restated Certificate of Incorporation of the Company, the By-laws of the Company or any such agreement, as the case may be, must be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Parent.

     The Merger Agreement also provides that prior to the Effective Time, the Company may obtain and pay for in full a "tail" coverage directors' and officers' liability insurance policy ("D&O Insurance") covering a period of not less than six years after the Effective Time and providing coverage in amounts and on terms consistent with the Company's existing D&O Insurance. In the event the Company is unable to obtain such insurance, Parent will cause the Surviving Corporation to maintain the Company's D&O Insurance for a period of not less than six years after the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further that if the existing D&O Insurance expires or is cancelled during such period, Parent or the Surviving Corporation will use its best efforts to obtain substantially similar D&O Insurance; and provided further that the Company may not, without Parent's consent (but after consultation with Parent), expend an amount in excess of 350% of the last annual premium paid prior to the date hereof to procure the above described "tail" coverage and neither Parent nor the Surviving Corporation will be required to expend, in order to maintain or procure an annual D&O Insurance policy, in lieu of a tail policy, an amount in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase as much coverage as possible for such amount.

     ACCESS TO INFORMATION. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which the Company is subject and subject to the terms of the Confidentiality Agreement, dated March 12, 1998, between the Company and Parent, as the same may be amended, supplemented or modified (the "Confidentiality Agreement"), the Company will, and will cause each of its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel and other representatives of Parent all reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records and, during such period, the Company will (and will cause each of its Subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Federal or state securities laws or the Federal tax laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request, provided, that until the earlier of the Effective Time or such time as Parent's designees constitute a majority of the Board of Directors of the Company, none of the foregoing persons will have access to the respective properties, books, contracts, commitments and records of the Company or its Subsidiaries with respect to (i) pricing or pricing strategy or (ii) Intellectual Property Rights, except that the independent person who reviewed the Company's patent applications on behalf of Parent during the due diligence process conducted in connection with the negotiation of the Merger Agreement will be permitted to review the Company's Intellectual Property Rights other than access to germplasm pedigree and basic research, and, in any event, subject to confidentiality and disclosure limitations comparable to those previously applicable to such independent person's review of patent applications, and any representative of Parent will be entitled to review material relating to the Company's Intellectual Property Rights that is otherwise publicly available. Notwithstanding anything to the contrary in the Merger Agreement or any other agreement to which the Company and Parent are a party, the Confidentiality Agreement will terminate and be of no further force and effect from and after the date upon which the Offer is consummated. The Confidentiality Agreement contains customary terms concerning confidentiality of information.

     PUBLIC ANNOUNCEMENTS. In the Merger Agreement, Parent and the Company have agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange.

     NOTIFICATION OF CERTAIN MATTERS. In the Merger Agreement, Parent and the Company have agreed to give prompt notice to the other of: (a) the occurrence, or non-occurrence, in each case, to the knowledge of the Company or Parent, as the case may be, of any event the occurrence, or non-occurrence, of which results in the executive officers of the Company or Parent, as the case may be, having a good faith belief that such change or event would be reasonably likely to cause (i) any representation or warranty of such entity contained in the Merger Agreement that is not qualified as to materiality to be untrue or inaccurate in any material respect, (ii) any representation or warranty of such entity contained in the Merger Agreement that is qualified as to materiality to be untrue or inaccurate in any respect, or (iii) any covenant, condition or agreement of such entity contained in the Merger Agreement not to be complied with or satisfied in all material respects; and (b) the executive officers of the Company or Parent, as the case may be, believing in good faith that the Company or Parent, as the case may be, has, to the knowledge of the Company or Parent, as the case may be, failed to comply with in all material respects or satisfy in all material respects any covenant, condition or agreement of such entity to be complied with or satisfied by it under the Merger Agreement.

     BOARD OF DIRECTORS. Pursuant to the Merger Agreement, promptly after such time as the Purchaser purchases Shares pursuant to the Offer, the Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Purchaser pursuant to this sentence equal to the aggregate voting power of the shares of Class A Stock held by Parent or any of its Subsidiaries; provided, however, that in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors must have (a) at least three directors who are directors on the date of the Merger Agreement or are designated by a majority of the directors of the Company who were directors on the date of the Merger Agreement, in each case excluding the Monsanto Nominees (the "Independent Directors") and (b) the number of Monsanto Nominees required by the Investment Agreement which will be in addition to the number of directors designated by the Purchaser pursuant to the Merger Agreement; and provided further that, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers or affiliates of the Company or any of its Subsidiaries, or officers or affiliates of Parent or any of its Subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     The Merger Agreement further provides that, following the election or appointment of the Purchaser's designees, as described above, and prior to the Effective Time, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement (other than recommending or reconfirming the recommendation that the holders of the Class A Stock approve and adopt the Merger Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after such election or appointment of the Purchaser's designees) will require the concurrence of a majority of the Independent Directors and, to the extent permitted by law, no other action by the Company, including any action by any other director of the Company, shall be required to approve such actions. To the fullest extent permitted by applicable law, the Company agrees to take all actions requested by Parent which are reasonably necessary to effect the election of any such designee.

     STATE TAKEOVER LAWS. The Merger Agreement provides that if any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

     CONDITIONS TO CONSUMMATION OF THE MERGER. The respective obligations of each party to effect the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the approval of the Merger Agreement and the Merger by the holders of a majority of the outstanding Shares of the Class A Stock (the "Company Stockholder Approval") shall have been obtained; provided, however, that Parent and the Purchaser agree to vote all of their shares of capital stock of the Company entitled to vote thereon in favor of the Merger; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties has used their best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including, without limitation, taking such action as is required to comply with the Best Efforts Provision, and to appeal promptly any injunction or other order that may be entered; (c) the Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer; and
(d) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

     TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval (if required by applicable law): (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by either Parent or the
Company: (i) if (x) as a result of the failure of any of the Offer Conditions (other than the Minimum Condition) the Offer has terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (y) the Purchaser has, consistent with its obligations hereunder, failed to pay for the Shares prior to the Outside Date; provided, however, that the right to terminate the Merger Agreement described in this clause (b)(i) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such Offer Condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party; or (ii) if any Governmental Entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action has become final and nonappealable; provided, however, that the right to terminate the Merger Agreement described in this clause (b)(ii) will not be available to any party who has not used its best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with its obligation under the Best Efforts Provisions; (c) by Parent or the Purchaser prior to the election of the Purchaser's designees to the Board of Directors of the Company in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition described in paragraph (d) or (e) under the caption "-- Certain Conditions of the Offer" and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company; (d) by Parent or the Purchaser if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event described in paragraph (c) under the caption "-- Certain Conditions of the Offer," provided that the temporary suspension of the recommendation of the Company's Board of Directors as described above under "-- No Solicitation" does not give rise to a right of termination under the Merger Agreement; (e) by the Company, if the Purchaser or Parent has breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable; or (f) by the Company, if the Offer has not been timely commenced.

     FEES AND EXPENSES. The Merger Agreement provides that all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties thereto without the prior written consent of the other parties except that the Purchaser has the right to assign the right to purchase all or any portion of the Shares tendered pursuant to the Offer, as described above under " -- The Offer" and that Parent will be able without the consent of the Company to assign all of its and the Purchaser's rights and obligations under the Merger Agreement to another Person that is capable of acquiring a majority of the Class A Stock by the Outside Date, subject in any case to Parent's guarantee of the performance by such other Person of all of Parent's and the Purchaser's obligations hereunder, including without limitation the obligation to pay the Offer Price and the Merger Consideration, and the Company agrees to take all action necessary to permit such assignee to consummate the Merger after the purchase of Shares. Subject to the preceding sentence, the Merger Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     AMENDMENT. The Merger Agreement provides that, subject to the restrictions described above under "-- Board of Directors," the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors at any time before or after obtaining the Company Stockholder Approval (if required by law), but if the Company Stockholder Approval has been obtained, thereafter no amendment may be made which by law requires further approval by the Company's stockholders without obtaining such further approval.

STOCKHOLDERS AGREEMENT

     The following is a summary of certain provisions of the Stockholders Agreement. This summary is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference and a copy or form of which has been filed with the SEC as an exhibit to this Statement.

     VOTING AND TENDER. Concurrently with the execution and delivery of the Merger Agreement, and as a condition to Parent's willingness to enter into the Merger Agreement, Parent and the Roberts Family Stockholders entered into the Stockholders Agreement. Contemporaneously with the execution and delivery of the Stockholders Agreement, each Registered Holder provided certain written instructions to the Voting Trustees (the "Voting and Tendering Instructions"). The Voting and Tendering Instructions instruct the Voting Trustees, in accordance with the provisions of the Voting Trust Agreement, to take the following actions on behalf of the Registered Holders: (a) at any duly noticed meeting of the stockholders of the Company called to vote upon the Merger Agreement and the transactions contemplated thereby or at any adjournment thereof (or in any other circumstances under which a vote, consent or approval with respect to the Merger Agreement and the transactions contemplated thereby is sought), to vote all of the Shares subject to the Stockholders Agreement (the "Voting Trust Shares") in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby; (b) to be present (in person or by proxy) at any duly noticed meeting of the stockholders of the Company or at any adjournment thereof (or in any other circumstances under which a vote, consent or approval is sought) with respect to any Business Combination (as such term is defined in the Stockholders Agreement) other than the Merger and to vote (or cause to be voted) all of the Voting Trust Shares against any such Business Combination; and (c) to tender as soon as practicable (and in any event not later than two business days prior to the first scheduled expiration date of the Offer all of the Voting Trust Shares pursuant to the Offer and not to withdraw such tendered shares. The Voting and Tendering Instructions are irrevocable.

     Pursuant to the Stockholders Agreement, the Voting Trustees and Registered Holders have agreed, among other things, that so long as the Stockholders Agreement is in effect, the Voting Trustees will cast such votes, consents or other approvals and take or cause such actions in accordance with the Voting and Tendering Instructions. In addition, pursuant to the Stockholders Agreement, the Voting Trustees have agreed not to take any action inconsistent with the Voting and Tendering Instruction, and each Registered Holder has agreed not to take any action that would amend or nullify the Voting and Tendering Instructions or in any way restrict or limit the performance of such Registered Holder's obligations under the Stockholders Agreement or the consummation of the transactions contemplated by the Merger Agreement.

     The Stockholders Agreement further provides for, among other things, during the term of the Stockholders Agreement: (i) restrictions on the transfer of any Voting Trust Shares or the taking of certain actions with respect to such Voting Trust Shares, other than pursuant to the Offer, the Merger or the Stockholders Agreement; (ii) the prompt deposit of Shares acquired upon exercise of options held by certain of the Registered Holders (the "Voting Trust Option Shares") into the trust governed by the Voting Trust Agreement such that, thereafter, the Voting Trust Option Shares shall be deemed Voting Trust Shares for purposes of the Stockholders Agreement; (iii) with respect to certain other agreements governing the relationship among the Voting Trustees and the Registered Holders (as such agreements are collectively defined in the Stockholders Agreement, the "Family Shareholder Agreements"), further assurances by the Voting Trustees and the Registered Holders to amend the Family Shareholder Agreements to the extent necessary (and not to otherwise amend such Family Shareholder Agreements) so that each Registered Holder and Voting Trustee can fully perform its obligations under the Stockholders Agreement; and (iv) the taking of certain actions by the Voting Trustees and Registered Holders in order to effectuate the terms of the Stockholders Agreement. The Stockholders Agreement also provides, among other things, for the making of certain representations by each of the Registered Holders, the Voting Trustees and Parent.

     IRREVOCABLE PROXY. The Voting Trustees have also granted to Parent an irrevocable proxy to vote the Voting Trust Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against (i) actions or proposals that could reasonably be expected to result in (x) any material breach of the Merger Agreement or (y) any of the closing conditions set forth in the Merger Agreement not being fulfilled, (ii) any Business Combination (other than the Merger and the transactions contemplated by the Merger Agreement) and (iii) other extraordinary corporate transactions which would prevent or delay the Merger or the transactions contemplated by the Merger Agreement.

     NO SOLICITATION. The Voting Trustees and the Registered Holders have agreed in the Stockholders Agreement not to (a) solicit, initiate or knowingly encourage the submission of any Takeover Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person information with respect to, or take any action that could reasonably be expected to lead to, any Takeover Proposal.

     TERMINATION. The Stockholders Agreement will terminate at the Effective Time of the Merger. In addition, the Stockholders Agreement may be terminated:
(a) by mutual written consent of Parent and a majority of the Voting Trustees;
(b) by Parent if (i) the Merger Agreement has terminated in accordance with its terms or (ii) in the event that (x) any of the representations and warranties of the Voting Trustees or the Registered Holders in the Stockholders Agreement shall not be true and correct in all material respects or (y) any of the Voting Trustees or the Registered Holders shall have failed to perform in any material respect any material covenant to be performed by any Voting Trustee or Registered Holder under the Stockholders Agreement and in the case of (x) or (y) such untruth or incorrectness or such failure cannot be or has not been cured within thirty days after notice thereof; or (c) by a majority of the Voting Trustees, if none of the Voting Trustees or Registered Holders are in violation of their respective obligations under the Stockholders Agreement and (i) Parent or the Purchaser shall not have completed payment for all Shares tendered pursuant to the Offer and not withdrawn by the Outside Date, (ii) in the event that (x) any of the representations and warranties of Parent in the Stockholders Agreement shall not be true and correct in all material respects or (y) Parent shall have failed to perform in any material respect any material covenant to be performed by it under the Stockholders Agreement and in the case of (x) or (y) such untruth or incorrectness or such failure cannot be or has not been cured within thirty days after notice thereof, (iii) subject to the compliance by the Company with its obligations under the Best Efforts Provision, any Governmental Entity has issued an order enjoining or prohibiting the Offer or the consummation of the transactions contemplated by the Stockholders Agreement or the Merger Agreement and such order has become final and nonappealable, and (iv) the Merger Agreement has terminated in accordance with its terms.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board, at a meeting held May 8, 1998, determined unanimously (with Dr. Fraley and Mr. Ziegler, the two Parent nominees on the Board not participating) that the Merger is advisable and that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. At such meeting, the Board unanimously (with Dr. Fraley and Mr. Ziegler not participating) approved the Offer, the Merger Agreement and the Merger. The Board also approved the Stockholders Agreement and the Merger Agreement for purposes of Section 203 of the DGCL and Article EIGHTH of the Company's Restated Certificate of Incorporation. The Board recommends that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) that the holders of Class A Stock approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated May 15, 1998 is filed as an Exhibit hereto and incorporated herein by reference.

     (b) In reaching the determinations described in paragraph (a) above, the Board considered a number of factors, including the following:

          (1) The current and historical financial condition and results of operations of the Company.

          (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives.

          (3) The relationship of the Offer Price to the historical market prices of the Class B Stock.

          (4) The fact that the $100 per Share to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 30% premium over the closing market price of $77 per share on May 8, 1998 (the last trading day prior to the Board meeting referred to in paragraph
     (a) of this Item 4); and the fact that the $100 per share to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 202% premium over the closing market price of $33 1/8 per share of Class B Stock on February 10, 1998 (the day prior to the announcement by the Company that the Board had determined to pursue a possible business combination).

          (5) The decision of the Roberts Family to seek a buyer for its Shares and the fact that the Offer and Merger present an opportunity for all the Company's stockholders to receive equal consideration for their Shares despite the ability of the Roberts Family to transfer voting control of the Company in a private transaction.

          (6) The results of the efforts by Merrill Lynch to conduct an active search for potential bidders, including the fact that many potential purchasers signed confidentiality agreements and received non-public information about the Company. In addition, that an active auction was conducted by the Board with the assistance of the Company's financial and legal advisors in a manner which the Board believed was best calculated to receive the highest offers from all bidders.

          (7) The fact that Parent was uniquely situated among all potential bidders in its ability to pay the highest price due to the fact that its existing ownership position was acquired at a weighted average price of $12 per Share for 13,806,878 Shares.

          (8) The presentation of Merrill Lynch to the Board at its meeting on May 8, 1998 as to various financial matters deemed relevant to the Board's consideration, including, among other things, (a) an analysis of certain historical business and financial information relating to the Company, (b) a review of public information and trading performance with respect to certain other companies in lines of business Merrill Lynch believed to be generally comparable to the business of the Company, (c) a review of various financial forecasts and other data provided to Merrill Lynch by the Company relating to its business and (d) a review of the historical stock prices and trading volumes of the Class B Stock.

          (9) The written opinion dated May 8, 1998, of Merrill Lynch to the Board that, based upon and subject to various considerations and assumptions set forth therein, the consideration to be received by the holders of Shares in connection with the Offer and the Merger is fair from a financial point of view to the holders of such Shares (other than Parent and its affiliates). A copy of the opinion rendered by Merrill Lynch to the Company's Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Merrill Lynch in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

          (10) The likelihood that the Merger will be consummated in view of the Stockholders Agreement and the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement, and the experience, reputation and financial condition of Parent.

          (11) The recommendation of the Company's management with respect to the proposed transaction.

          (12) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof.

          (13) The social, legal and economic effects of the Offer and the Merger on the Company's employees, dealers, distributors, customers, suppliers and others doing business with or otherwise affected by the Company and its subsidiaries and on the communities in which the Company and its subsidiaries carry on their business activities.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated February 10, 1998 (the "Engagement Letter"), between the Company and Merrill Lynch the Company engaged Merrill Lynch on an exclusive basis as its financial advisor with respect to the possible business combination (the "Company Business Combination") of the Company and another party, in one or a series of transactions, including through any (i) merger, consolidation, reorganization or other business combination,
(ii) the sale or exchange of capital stock by way of an exchange, tender offer, negotiated purchase or other means, or (iii) the disposition of a substantial portion of the assets, revenues or income of the company by way of a negotiated purchase, lease, license, exchange, joint venture or other means. The Engagement Letter provides for the payment to Merrill Lynch of a financial advisory fee of $1,000,000, payable on the date that Merrill Lynch is prepared to deliver an opinion as to whether or not the consideration to be paid in a proposed Company Business Combination is fair from a financial point of view. If, during the period Merrill Lynch is retained by the Company or within one year thereafter, a Company Business Combination is consummated or the Company enters into an agreement which subsequently results in a Company Business Combination, the Company will pay Merrill Lynch an additional fee in an amount equal to 0.5% of the aggregate purchase price paid in such Company Business Combination (which shall include any fee paid pursuant to the previous sentence). The Company and Merrill Lynch agreed that any fee payable under the Engagement Letter with respect to a Company Business Combination of the type described in (ii) above will be computed as if all the then outstanding shares of capital stock of the Company were acquired in such Company Business Combination at a price per share equal to the price paid per share of capital stock in such Company Business Combination, in which event no additional fee will become payable by the Company under the Engagement Letter with respect to any other Company Business Combination thereafter consummated. The Company also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including fees and expenses of its legal counsel. In addition, the Company agreed to indemnify Merrill Lynch against certain liabilities, including liabilities arising under federal securities laws.

     The Company retained Merrill Lynch based on its experience, expertise and prior relationship with the Company. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and Parent and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of business, Merrill Lynch may actively trade the Company's Shares and other securities, as well as the securities of Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in, and may buy and sell, any of the foregoing securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the Stockholders Agreement and as set forth below, no transactions in shares of Class A Stock or in shares of Class B Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     On March 30, 1998, Dr. Charles J. Arntzen transferred options to purchase 42,432 shares of Class A Stock to his spouse.

     On April 14, 1998, H. Blair White transferred options to purchase an aggregate of 29,304 shares of Class A Stock to his children.

     On April 29, 1998, H. Blair White transferred options to purchase 32,646 shares of Class A Stock to a family charitable trust of which one of Mr. White's sons is the trustee.

     On May 8, 1998, Bruce P. Bickner transferred options to purchase 21,300 shares of Class A Stock to a family limited partnership in which Mr. Bickner is the general partner.

     (b) To the knowledge of the Company, each of its executive officers, directors, affiliates and subsidiaries presently intend to either tender all of their Shares to the Purchaser pursuant to the Offer or prior thereto sell their Shares in the market.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     The Company may sell all or a portion of its business relating to the research and development of swine breeding stock and the marketing of such hybrid breeding swine and related management services to hog producers in domestic or international markets.

     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------
    Exhibit 1.       Agreement and Plan of Merger dated as of May 8, 1998 among
                     Parent, the Purchaser and the Company.
    Exhibit 2.       Stockholders Agreement dated as of May 8, 1998 between
                     Parent and the Roberts Family Stockholders.
    Exhibit 3.       Company Press Release dated May 11, 1998.
    Exhibit 4.       DEKALB Genetics Corporation Retiree Health Care Plan.
    Exhibit 5.       DEKALB Genetics Corporation Severance Pay Plan.
    Exhibit 6.       DEKALB Genetics Corporation Policy and Procedure Regarding
                     Reimbursement of Employees for Parachute Payment Taxes and
                     Expenses.
    Exhibit 7.       Fifth Amendment to the DEKALB Genetics Corporation Savings
                     and Investment Plan.

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------
    Exhibit 8.       Second Amendment to the DEKALB Genetics Corporation Deferred
                     Compensation Plan.
    Exhibit 9.       Second Amendment to the DEKALB Genetics Corporation Pension
                     Plan.
    Exhibit 10.      Second Amendment to the DEKALB Genetics Executive Retirement
                     Plan.
    Exhibit 11.      Employment Agreement between the Company and Bruce P.
                     Bickner.
    Exhibit 12.      Employment Agreement between the Company and Richard T.
                     Crowder.
    Exhibit 13.      Employment Agreement between the Company and Janis M.
                     Felver.
    Exhibit 14.      Employment Agreement between the Company and Catherine J.
                     Mackey.
    Exhibit 15.      Employment Agreement between the Company and John H. Pfund.
    Exhibit 16.      Employment Agreement between the Company and Richard O.
                     Ryan.
    Exhibit 17.      Employment Agreement between the Company and John H. Witmer,
                     Jr.
    Exhibit 18.      Form of Indemnification Agreement between the Company and
                     each of its Directors and Executive Officers.
    Exhibit 19.      Pages 13 through 15 of the Company's Proxy Statement dated
                     November 24, 1997, for its Annual Meeting of Stockholders
                     held on January 20, 1998.
    Exhibit 20.      Investment Agreement dated as of January 31, 1996 between
                     the Company and Parent(incorporated herein by reference to
                     Exhibit 99.1 to the Company's Current Report on Form 8-K
                     dated January 31, 1996).
    Exhibit 21.      Collaboration Agreement and License dated as of January 31,
                     1996 between the Company and Parent (incorporated herein by reference to Exhibit 5 to the Company's Schedule 14D-9 as
                     filed with the SEC on February 7, 1996 (the "1996 Schedule
                     14D-9")).
    Exhibit 22.      Corn Borer-Protected License Agreement dated as of January
                     31, 1996 between the Company and Parent (incorporated herein by reference to Exhibit 6 to the 1996 Schedule 14D-9).
    Exhibit 23.      Glyphosate-Protected Corn License Agreement dated as of
                     January 31, 1996 between the Company and Parent
                     (incorporated herein by reference to Exhibit 7 to the 1996
                     Schedule 14D-9).
    Exhibit 24.      CaMV Promoter License Agreement dated as of January 31, 1996 between the Company and Parent (incorporated herein by
                     reference to Exhibit 8 to the 1996 Schedule 14D-9).
    Exhibit 25.*     Form of letter to stockholders of the Company dated May 15,
                     1998.
    Exhibit 26.*     Opinion of Merrill Lynch dated May 8, 1998 (included as
                     Annex A to this Schedule 14D-9).
    Exhibit 27.*     Information Statement pursuant to Section 14(f) of the
                     Exchange Act (included as Annex B to this Schedule 14D-9).
    Exhibit 28.      Engagement Letter dated February 10, 1998 between the
                     Company and Merrill Lynch.

-------------------------
* Included in copies mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DEKALB Genetics Corporation

                                        By: BRUCE P. BICKNER

                                           -------------------------------------
                                            Bruce P. Bickner
                                           Chairman of the Board and Chief
                                            Executive Officer

Dated: May 15, 1998

                                                                         ANNEX A

                           [MERRILL LYNCH LETTERHEAD]

                                                                     May 8, 1998

Board of Directors
DEKALB Genetics Corporation
3100 Sycamore Rd.
DeKalb, IL 60115-9600

Members of the Board of Directors:

     DEKALB Genetics Corporation (the "Company"), Monsanto Company (the "Acquiror") and Corn Acquisition Corporation, a newly-formed, wholly-owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, dated May 8, 1998 (the "Agreement"), pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of the Company's Class A Common Stock, no par value, and all of the outstanding shares of the Company's Class B Common Stock, no par value (together, the "Company Shares"), for $100.00 per Company Share, net to the seller in cash (the "Consideration"), and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

     You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

     (3) Reviewed certain agreements and contracts of the Company that we deemed to be relevant, including the Investment Agreement between Monsanto Company and DEKALB Genetics Corporation dated January 31, 1996 (the "Investment Agreement"), and the related Ancillary Agreements (as defined in the Investment Agreement);

     (4) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1, 2 and 3 above;

     (5) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (7) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

     (8) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

     (9) Reviewed a draft dated May 7, 1998 of the Agreement;

[MERRILL LYNCH LOGO]

     (10) Reviewed a draft dated May 7, 1998 of a stockholders agreement (the "Stockholders Agreement"); and

     (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have, with your consent, assumed equivalent value for both the Class A Common Shares and Class B Common Shares. We have also assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, although we have visited select facilities, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement and the Stockholders Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer or, if a shareholder vote is required, how such shareholder should vote on the Merger or any matter related thereto.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than the Acquiror and its affiliates.

                                    Very truly yours,

                                    MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                INCORPORATED

                                                                         ANNEX B

                          DEKALB GENETICS CORPORATION
                               3100 SYCAMORE ROAD
                             DEKALB, ILLINOIS 60015
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about May 15, 1998 to holders of the Class A Common Stock, without par value (the "Class A Stock"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 dated May 15, 1998 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Corn Acquisition Corporation (the "Purchaser") to purchase all outstanding shares of Class A Stock and all outstanding shares of Class B Common Stock, without par value, of the Company (the "Class B Stock," and together with the Class A Stock, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Holders of Class A Stock are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board").

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Holders of Class A Stock are urged to read this Information Statement carefully. Holders of Class A Stock are not, however, required to take any action.

                                    GENERAL

     The Class A Stock is the only class of voting securities of the Company outstanding. Except as otherwise required by applicable law, each holder of shares of Class A Stock is entitled to one vote for each share thereof standing registered in the name of such holder on the books of the Company on the date fixed for the purpose of determining voting rights; and the holders of Class B Stock are not entitled to notice of or to vote at any meeting of the stockholders of the Company. At the close of business on May 8, 1998, there were 4,646,585 shares of Class A Stock outstanding and 30,264,142 shares of Class B Stock outstanding.

     The Board of Directors of the Company (the "Board of Directors" or the "Board") currently consists of twelve members and there are currently no vacancies on the Board. Each director serves a term of three years or until his or her successor is duly elected and qualified. The Board is staggered and divided into three classes so that generally no more than one-third of the Board is up for election at each annual meeting of the Company.

                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that promptly after such time as the Purchaser purchases Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), the Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Purchaser pursuant to the Merger Agreement (the "Designees") equal to the aggregate voting power of the shares of Class A Stock held by Parent or any of its Subsidiaries. However, if the Designees are elected to the Board of Directors, until the Effective Time, the Board of Directors must have (i) at least three directors who are directors on the date of the Merger Agreement or are designated by a majority of the directors of the Company who were directors on the date of the Merger Agreement, in each case excluding the Investor Nominees (as defined in the Investment Agreement) (the "Independent Directors") and (ii) the number of

Investor Nominees required by the Investment Agreement (which will be in addition to the Designees); and in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers or affiliates of the Company or any of its Subsidiaries, or officers or affiliates of Parent, of any of its Subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     Following the election or appointment of the Designees as described above, and prior to the Effective Time, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights thereunder, and any other consent or action by the Board of Directors with respect to the Merger Agreement (other than recommending or reconfirming the recommendation that the holders of Class A Stock approve and adopt the Merger Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after the election or appointment of the Designees as described above), will require the concurrence of a majority of the Independent Directors and, to the extent permitted by law, no other action by the Company, including any action by any other director of the Company, will be required to approve such actions. To the fullest extent permitted by applicable law, the Company is obligated to take all actions requested by Parent which are reasonably necessary to effect the election of any Designee. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board of Directors as provided above.

     Information with respect to the Designees will be provided to holders of Class A Stock not less than ten days prior to the date any Designee takes office as a director of the Company.

                       BOARD OF DIRECTORS AND COMMITTEES

     The business of the Company is managed by or under the direction of the Board of Directors. The Board has established several committees whose principal functions are briefly described below. During fiscal 1997, the Board of Directors held four meetings. All of the directors attended at least 75 percent of the meetings of the Board and of the Committees on which they served during the year. Directors who are not employees of the Company or nominees of Parent are paid $14,000 annually, plus $1,000 per day for attending meetings of the Board of Directors, meetings of the committees of the Board of Directors or for attending other meetings at the request of the Company, plus expenses for attending meetings. An additional fee of $1,000 per year is paid to each of the Chairmen of the Executive, Compensation and Audit Committees.

     Pursuant to the DEKALB Genetics Corporation Director Stock Option Plan (the "Director Plan"), directors who are not officers or employees of the Company or nominees of Parent may elect to receive options to purchase shares of Class A Stock in lieu of cash compensation ("Director Options"). The number of shares of Class A Stock subject to each Director Option shall be equal to the nearest number of whole shares determined by dividing the amount of the Annual Retainer and Meeting Fees by 25 percent of the Fair Market Value (as defined below) of a share of Class A Stock on the date of the annual meeting of stockholders of the Company. For purposes of the Director Plan, the "Annual Retainer" is equal to the amount the director will be entitled to receive for serving as a director in the relevant year and the "Meeting Fees" are equal to the amounts the director will be entitled to receive for attendance at all regularly scheduled meetings of the Board of Directors or any committee of the Board of Directors of which such director is a member in the relevant year. If a director does not attend such a Board of Directors or committee meeting (including non-attendance because any meeting was not held), the director will forfeit that portion of the Director Options related to the Meeting Fees for that meeting. The per share exercise price of the Class A Stock subject to each Director Option will be 75 percent of the Fair Market Value of a share of Class A Stock on the date prior to the date such Director Option was granted. Under the Director Plan, the "Fair Market Value" of a share of Class A Stock is the last price per share at which a share of the Class B Stock is sold in the regular way on the New York Stock Exchange on the day prior to the day each Director Option is granted, or, in the absence of any reported sales on such day, the first preceding day on which there were such sales.

     The Executive Committee is authorized to act in lieu of the Board between meetings of the Board and recommends to the Board nominees for the Board. The Executive Committee will consider suggestions for Board nominees by shareholders if such suggestions are received in writing by the Secretary of the Company on or before May 31 of each year. The Executive Committee held five meetings during fiscal 1997.

     The Audit Committee reviews periodically with independent auditors the performance of the services for which such auditors are engaged, including reviewing the scope of the annual audit and its results, reviewing the adequacy of the Company's internal accounting controls with management and auditors, and reviewing fees charged by the Company's independent auditors. The Audit Committee held three meetings during fiscal 1997.

     The Compensation Committee reviews and recommends to the Board of Directors compensation to be paid to senior officers of the Company. During fiscal 1997, the Compensation Committee held four meetings. Certain members of the Board of Directors serve, along with officers of the Company, on committees administering various employee benefit plans of the Company.

     Listed below is the name, age, principal occupation, five year employment history and public directorships, if any, of each current member of the Board of Directors.

               NAME AND PRINCIPAL OCCUPATION                      AGE       DIRECTOR SINCE
               -----------------------------                      ---       --------------
Dr. Charles J. Arntzen......................................      56       August 1, 1990
     Dr. Arntzen is President and Chief Executive Officer of
     the Boyce Thompson Institute for Plant Research, Inc.
     He was Manager, Plant Biotechnology Program, Institute
     of Biosciences and Technology of Texas A & M University
     until he assumed his present position in August 1995.
     He also serves on the University of Chicago's Board of
     Governors for the Argonne National Laboratory. Dr.
     Arntzen is Chairman of the Audit Committee.
Allan Aves..................................................      66       August 29, 1988
     Mr. Aves is a farmer and is a director of the Illinois
     Farm Bureau, the former President and a director of the
     DeKalb County Farm Bureau and the former President and
     Chairman of the Board of the American Soybean
     Association. He is a member of the Audit Committee.
Bruce P. Bickner............................................      54       June 15, 1988
     Mr. Bickner is Chairman and Chief Executive Officer of
     the Company. Mr. Bickner was Chairman of the Board and
     Chief Executive Officer of DEKALB Energy Company until
     November 1992. He is a director of Castle BancGroup,
     Inc. and NICOR Inc. Mr. Bickner is a member of the
     Executive Committee.
Dr. Robert T. Fraley........................................      45       April 16, 1996
     Dr. Fraley is Co-President, Ag Sector of Parent, one of
     five sectors of Parent specializing in Life Sciences.
     Until he assumed his present position in March 1997, he
     was President of Ceregen, a unit of Parent that
     develops chemical, biotechnology and seed products for
     agriculture. He was Group Vice President and General
     Manager of the New Products Division of Parent until
     January 1995. He was Vice President of Technology with
     responsibility for crop chemical and plant
     biotechnology research and development for The
     Agricultural Group of Parent until February 1993. Dr.
     Fraley is a member of the Executive Committee.

               NAME AND PRINCIPAL OCCUPATION                      AGE       DIRECTOR SINCE
               -----------------------------                      ---       --------------
Tod R. Hamachek.............................................      52       June 1, 1992
     Mr. Hamachek is President and Chief Executive Officer
     of Penford Corporation, a leading supplier of
     corn-based specialty products for the paper industry,
     food grade starches for the food and confectionery
     industries, and drug delivery technology for the
     pharmaceutical industry. He is a director of Penford
     Corporation, Northwest Natural Gas Company and The
     Seattle Times Co. Mr. Hamachek is a member of the
     Compensation Committee.
Paul H. Hatfield............................................      62       October 13, 1992
     Mr. Hatfield is Chairman of Hatfield Capital Group, a
     private investment company. He was Chairman, President
     and Chief Executive Officer of Petrolite Corporation
     from November 1995 until July 1997. He was Chairman of
     Hatfield Capital Group from February 1995 until
     November 1995. He was Vice President of Ralston Purina
     Company and President and Chief Executive Officer of
     Protein Technologies International until February 1995.
     He is a director of Penford Corporation and Solutia
     Inc. Mr. Hatfield is a member of the Audit Committee.
Virginia Roberts Holt.......................................      42       January 16, 1996
     Mrs. Holt was President of Charles A. Lowe &
     Associates, an audiology practice, until May 1997.
Douglas C. Roberts..........................................      46       August 29, 1988
     Mr. Roberts is Vice President -- Strategic Projects of
     the Company. He was Vice President -- Marketing of the
     Company from February 1995 until May 1998. He held the
     position of Director, U.S. Business Units of the
     Company's seed division from May 1993 until February
     1995 when he was elected to his present position. He
     was Corn Product Director of the Company's seed
     division until May 1993. Mr. Roberts is a member of the
     Executive Committee.
John T. Roberts.............................................      40       July 1, 1993
     Mr. Roberts is a Private Investor. He was Chief
     Financial Officer and Treasurer of Quest Environmental
     Resources Corporation until July 1997. Mr. Roberts is a
     member of the Compensation Committee.
Richard O. Ryan.............................................      55       June 15, 1988
     Mr. Ryan is President and Chief Operating Officer of
     the Company. Mr. Ryan is a member of the Executive
     Committee.
H. Blair White..............................................      70       August 29, 1988
     Mr. White is Of Counsel to Sidley & Austin, a law firm
     that provides legal services to the Company. Mr. White
     is Chairman of the Compensation Committee and of the
     Executive Committee.
William M. Ziegler..........................................      41       January 13, 1997
     Mr. Ziegler is Special Projects Director in the Ag
     Sector of Parent. He was Special Projects Director of
     Ceregen, a unit of Parent that develops chemical,
     biotechnology and seed products for agriculture until
     he assumed his present position in March 1997. He was
     Business Director, Corn and Soybeans of Ceregen until
     November 1996. He was with Booz, Allen & Hamilton until
     March 1993.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The names, ages, and positions of the executive officers of the Company, with their business experience during the past five years, are shown below. Corporate officers are elected annually by the Board of Directors.

                                                              AGE
                                                              ---
Bruce P. Bickner............................................  54
  Chairman of the Board, Chief Executive Officer and
  Director
  Mr. Bickner has served as Chairman of the Board, Chief
  Executive Officer and Director of the Company during the
  past five years.
Richard T. Crowder..........................................  58
  Senior Vice President, International
  Mr. Crowder was appointed Executive Vice President and
  General Manager, Armour Swift Eckridge in July 1992. He
  resigned from that position when he was elected Senior
  Vice President, International of the Company in October,
  1994.
Janis M. Felver.............................................  50
  Vice President and Chief Accounting Officer
  Ms. Felver served as Assistant Controller of the Company
  until January, 1995 at which time she was elected
  Controller and Chief Accounting Officer. In January 1997,
  she was elected Vice President and Chief Accounting
  Officer.
Catherine J. Mackey.........................................  42
  Vice President, Research
  Ms. Mackey served as Director, Discovery Research of the
  Company until September 1995, at which time she was
  elected Vice President, Research of the Company.
John H. Pfund...............................................  51
  Vice President, Research
  Mr. Pfund served as Associate Director of Research of the
  Company until November 1994, at which time he was
  appointed Research Director. He served in that position
  until September 1995, at which time he was elected Vice
  President, Research of the Company.
Richard O. Ryan.............................................  55
  President, Chief Operating Officer and Director
  Mr. Ryan has served as President, Chief Operating Officer
  and Director of the Company during the past five years.
John H. Witmer, Jr. ........................................  58
  Senior Vice President, General Counsel and Secretary
  Mr. Witmer has served as Senior Vice President, General
  Counsel and Secretary of the Company during the past five
  years. He served as Senior Vice President, General Counsel and Secretary of DEKALB Energy Company until he resigned
  from all positions upon the sale of DEKALB Energy Company
  in May 1995.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth as of April 30, 1998 the beneficial ownership of the Class A Stock and Class B Stock (including Shares as to which a right to acquire ownership exists (e.g., through the exercise of stock options) within the meaning of Rule 13d-3(d)(1) under the Exchange Act) of each director and each Named Executive Officer (as defined below) and all directors and executive officers as a group. All share and per share numbers have been revised to reflect the two-for-one split of the Class A Stock and Class B Stock to shareholders of record on July 25, 1997:

                                                               NUMBER OF SHARES OF COMMON STOCK
                                                              OWNED BENEFICIALLY AND PERCENTAGES
                                                                 OF EACH CLASS OUTSTANDING ON
                                                                      APRIL 30, 1998(1)
                                                         --------------------------------------------
                                                          CLASS A          %          CLASS B     %
                                                          -------          -          -------     -
Dr. Charles J. Arntzen(2)..............................     42,432         .905            --      --
Allan Aves(3)..........................................     86,174        1.821            --      --
Bruce P. Bickner(4)....................................    365,088        7.304            --      --
Richard T. Crowder(5)..................................     62,533        1.328            --      --
Dr. Robert T. Fraley...................................         --           --            --      --
Tod R. Hamachek(6).....................................     52,951        1.127            --      --
Paul H. Hatfield(7)....................................     68,315        1.449            --      --
Virginia Roberts Holt(8)(9)............................  2,759,963          (17)       65,020    .217
Thomas R. Rauman(10)...................................     66,467        1.410         1,092    .004
Douglas C. Roberts(9)(11)..............................  2,759,963          (17)       71,870    .240
John T. Roberts(9)(12).................................  2,759,963          (17)       57,446    .192
Richard O. Ryan(13)....................................    209,390        4.320        25,100    .084
H. Blair White(14).....................................     68,889        1.481            --      --
John H. Witmer, Jr.(15)................................    123,600        2.593            --      --
William M. Ziegler.....................................         --           --            --      --
All of the above and all other executive officers as a
  group (18 persons)(16)...............................  3,862,954(17)   65.759(17)   220,828    .737

---------------
 (1) The SEC defines the beneficial owner of a security as including any person who has sole or shared voting or investment power with respect to such security. Unless otherwise noted, the named individual has sole voting and investment power with respect to the shares of Class A (voting) Stock and sole investment power with respect to the shares of Class B (non-voting) Stock listed.

 (2) 42,432 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998. All of these options have been transferred to his spouse.

 (3) Includes 85,274 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

 (4) Includes 351,300 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998. 79,300 of such options are held in a family limited partnership in which Mr. Bickner is the general partner. 21,300 of the options were transferred to such family limited partnership on May 8, 1998.

 (5) 62,533 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

 (6) 52,951 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

 (7) 68,315 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

 (8) The number of shares of Class A Stock reported represents (i) 2,671,650 shares of Class A Stock held pursuant to a Voting Trust Agreement of which Virginia Roberts Holt is a Voting Trustee, plus (ii) 88,313 shares of Class A Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to June 29, 1998 (16,247 of which shares relate to options granted to Virginia Roberts
     Holt). All of such shares are also reported in this table as being beneficially owned by Douglas C. Roberts and John T. Roberts. Of the 2,671,650 shares of Class A Stock held pursuant to the Voting Trust Agreement, 860,216 shares are represented by a Trust Certificate held by Virginia Roberts Holt. Included are 118,184 shares of Class A Stock which (together with 52,760 shares of Class B Stock) are held in trusts for the benefit of the children of Virginia Roberts

     Holt of which she or her spouse is the trustee. The provisions of such Voting Trust Agreement and related agreements are described in the section appearing under the caption "Certain Shareholder Agreements" of the Company's Proxy Statement dated November 24, 1997, for its Annual Meeting of Stockholders held on January 20, 1998. A copy of such section is filed as an Exhibit to the Schedule 14D-9 and is incorporated herein by reference. The Class A Stock reported includes shares subject to the Stockholders Agreement entered into in connection with the Merger Agreement. The shares of Class B Stock listed above include 7,570 shares of Class B Stock held by her spouse.

 (9) Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt are brothers and sister.

(10) 66,467 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

(11) The number of shares of Class A Stock reported represents (i) 2,671,650 shares of Class A Stock held pursuant to a Voting Trust Agreement of which Douglas C. Roberts is a Voting Trustee, plus (ii) 88,313 shares of Class A Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to June 29, 1998 (23,933 of which shares relate to options granted to Douglas C. Roberts). All of such shares are also reported in this table as being beneficially owned by Virginia Roberts Holt and John T. Roberts. Of the 2,671,650 shares of Class A Stock held pursuant to the Voting Trust Agreement, 836,322 shares are represented by a Trust Certificate held by Douglas C. Roberts. Included are 135,708 shares of Class A Stock which (together with 21,522 shares of Class B Stock) are held in trusts for the benefit of the children of Douglas C. Roberts of which he or his spouse is the trustee. See note (8) for a reference to descriptions of the Voting Trust Agreement and related agreements. The Class A Stock reported includes shares subject to the Stockholders Agreement entered into in connection with the Merger Agreement. The shares of Class B Stock listed above include 3,370 shares of Class B Common Stock held by his spouse.

(12) The number of shares of Class A Stock reported represents (i) 2,671,650 shares of Class A Stock held pursuant to a Voting Trust Agreement of which John T. Roberts is a Voting Trustee, plus (ii) 88,313 shares of Class A Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to June 29, 1998 (48,133 of which shares relate to options granted to John T. Roberts). All of such shares are also reported in this table as being beneficially owned by Virginia Roberts Holt and Douglas C. Roberts. Of the 2,671,650 shares of Class A Stock held pursuant to the Voting Trust Agreement, 846,678 shares are represented by a Trust Certificate held by John T. Roberts. Included are 112,194 shares of Class A Stock which (together with 42,306 shares of Class B Stock) are held in trusts for the benefit of the children of John T. Roberts of which he or his spouse is the trustee. See note (8) for a reference to descriptions of the Voting Trust Agreement and related agreements. The Class A Stock reported includes shares subject to the Stockholders Agreement entered into in connection with the Merger Agreement. The shares of Class B Stock listed above include 7,570 shares of Class B Stock held by his spouse.

(13) Includes 200,267 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998. 8,000 shares of Class B Stock are held in the S. Orville Ryan Family Foundation of which Mr. Ryan is the President.

(14) Includes 3,447 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

(15) Includes 120,600 shares of Class A Stock subject to options which may be acquired on or prior to June 29, 1998.

(16) Includes 1,227,485 shares of Class A Stock subject to options which may be acquired on or before June 29, 1998.

(17) As shown in footnotes 8, 11 and 12, Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt share voting power with respect to 2,671,650 shares of Class A Stock. Accordingly, such shares (which represent 57.493% of the outstanding shares of Class A Stock on April 30, 1998) are accounted for in this table at three different places. So that the actual impact of their ownership can be better understood, such multiple counting has been eliminated in the total number reported as beneficially owned by all directors and executive officers. The dispositive power and economic benefits of each of them with respect to such shares, as a percent of the total outstanding shares of Class A Stock, is Douglas C. Roberts (18.418%), John T. Roberts (19.059%) and Virginia Roberts Holt (18.795%).

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of April 30, 1998 the beneficial ownership of the Company's Class A Stock of each person known by the Company to own beneficially more than five percent of such Class of securities and the percentage of all shares of Class A Stock that such number of shares represents:

                                                                               PERCENTAGE OF
                                                                                OUTSTANDING
                                                                                 SHARES OF
                                                             SHARES OWNED         CLASS A
                    NAME AND ADDRESS                        BENEFICIALLY(1)    COMMON STOCK
                    ----------------                        ---------------    -------------
John T. Roberts
Virginia Roberts Holt
Douglas C. Roberts
Charles C. Roberts
Mary R. Roberts
  c/o Douglas C. Roberts................................       2,759,963(2)        58.280%
     DEKALB Genetics Corporation
     3100 Sycamore Road
     DeKalb, Illinois 60115
Monsanto Company(3).....................................         485,442           10.447%
  800 North Lindbergh Blvd.
  St. Louis, Missouri 63167
Bruce P. Bickner(4).....................................         365,088            7.304%
  11702 Deerpath Road
  Sycamore, Illinois 60178

---------------
(1) The SEC defines the beneficial owner of a security as including any person who has sole or shared voting or investment power with respect to such security.

(2) Charles C. Roberts and Mary R. Roberts are husband and wife and are the father and mother of John T. Roberts, Virginia Roberts Holt and Douglas C. Roberts. The shares reported represent shares held pursuant to a Voting Trust Agreement of which each of them is a Voting Trustee, plus shares subject to options held by them, which shares may be acquired on or prior to June 29, 1998. See Notes 8, 11 and 12 on pages B-6 and B-7.

(3) Parent has entered into a stockholders agreement, the provisions of which are described under the caption "Certain Shareholder Agreements" of the Company's Proxy Statement dated November 24, 1997, for its Annual Meeting of Stockholders held on January 20, 1998. A copy of such section is filed as an Exhibit to the Schedule 14D-9 and is incorporated herein by reference. Parent is a party to the Stockholders Agreement entered into in connection with the Merger Agreement.

(4) See Note 4 on page B-6.

                             EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE

     The following table sets forth compensation paid by the Company and its subsidiaries for the fiscal years indicated to the Chief Executive Officer and to the four most highly compensated executive officers, other than the Chief Executive Officer, serving at the end of fiscal 1997 (the "Named Executive Officers"):

                                                                                   LONG TERM
                                             ANNUAL COMPENSATION                  COMPENSATION
                                    -------------------------------------   ------------------------
                                                                              AWARDS       PAYOUTS
                                                                            ----------   -----------
                                                                            NUMBER OF
                                                                            SECURITIES   PERFORMANCE
NAME AND PRINCIPAL POSITION                                OTHER ANNUAL     UNDERLYING      UNIT          ALL OTHER
    AT AUGUST 31, 1997       YEAR    SALARY     BONUS     COMPENSATION(1)   OPTIONS(2)     PAYOUTS     COMPENSATION(3)
---------------------------  ----    ------     -----     ---------------   ----------   -----------   ---------------
Bruce P. Bickner.........    1997   $328,654   $341,250       $17,448         30,000       $93,800(5)      $65,160
Chairman and Chief           1996    294,231    379,688        11,140         28,200             0          52,346
  Executive Officer          1995    285,016    225,000        20,389         22,000             0          28,277
Richard O. Ryan..........    1997    249,616    226,875        14,547         18,800        56,000(5)       43,101
President and Chief          1996    239,423    276,094         6,836         48,000             0          31,103
  Operating Officer          1995    231,369    119,250         7,952         36,000             0          16,860
Richard T. Crowder.......    1997    224,615    192,500        10,120         13,600        17,500(5)       34,869
Senior Vice President,       1996    214,635    136,000             0         42,000             0          25,253
  International(4)           1995    171,514     52,400             0         30,000             0          94,893
Thomas R. Rauman.........    1997    164,808    105,000        12,903          8,000        28,000(5)       20,504
Vice President, Finance      1996    159,615     87,000         6,498         30,000        14,000          16,664
  and CFO(6)                 1995    153,093     33,500         6,472         27,000             0          10,623
John H. Witmer, Jr. .....    1997    169,809     78,375         5,200          6,000        23,800(5)       20,621
Senior Vice President        1996    164,080     77,125         1,235          6,000             0          15,992
  & General Counsel          1995    164,885     43,000           331              0             0          14,135

---------------
(1) Other Annual Compensation for fiscal 1997 arose from the following sources:
    Taxable income for executive car participants (Mr. Bickner -- $2,942, Mr. Ryan -- $8,271, Mr. Crowder -- $6,245, Mr. Rauman -- $7,803); Personal use of company airplane (Mr. Bickner -- $11,997, Mr. Ryan -- $1,376); Financial Planning (Mr. Ryan -- $4,900, Mr. Crowder -- $3,875, Mr. Rauman -- $5,100, Mr. Witmer -- $5,200); and reimbursement to Mr. Bickner for income taxes related to benefit plan of $2,509.

(2) No restricted stock or stock appreciation rights (SARs) were awarded to the Named Executive Officers during fiscal 1995, 1996 or 1997.

(3) All Other Compensation for fiscal 1997 arose from the following sources:
    Company contributions to the Company's Deferred Compensation Plan (Mr. Bickner -- $44,667, Mr. Ryan -- $30,057, Mr. Crowder -- $16,849, Mr. Rauman
    -- $8,145 and Mr. Witmer -- $7,755); Company contributions to the Company's Savings and Investment Plan (Mr. Bickner -- $12,000, Mr. Ryan -- $12,000, Mr. Crowder -- $12,000, Mr. Rauman -- $12,000 and Mr. Witmer -- $12,000);
    and reimbursement for life insurance premiums (Mr. Bickner -- $8,493, Mr. Ryan -- $1,044, Mr. Crowder -- $1,020, Mr. Rauman -- $359 and Mr. Witmer -- $866); and Company payment to Mr. Crowder of $5,000 for spouse international travel benefit.

(4) Mr. Crowder's employment with the Company began October 26, 1994.

(5) The amount shown has been earned and the full amount has been paid.

(6) Mr. Rauman died on April 16, 1998.

OPTION GRANTS DURING FISCAL 1997

     The following table sets forth the number of shares of Class A Stock that were granted subject to options during fiscal 1997 to each Named Executive Officer receiving such a grant:

                                                     INDIVIDUAL GRANTS
                               --------------------------------------------------------------
                                                      PERCENTAGE OF
                                                       TOTAL SHARES
                               NUMBER OF SECURITIES     GRANTED TO     EXERCISE
                                UNDERLYING OPTIONS      EMPLOYEES      PRICE PER   EXPIRATION      GRANT DATE
            NAME                    GRANTED(1)        IN FISCAL 1997     SHARE        DATE      PRESENT VALUE(2)
            ----               --------------------   --------------   ---------   ----------   ----------------
Bruce P. Bickner.............         30,000              11.2%         $30.375     01/12/07        $587,700
Richard O. Ryan..............         18,800               7.0%         $30.375     01/12/07        $368,292
Richard T. Crowder...........         13,600               5.1%         $30.375     01/12/07        $266,424
Thomas R. Rauman.............          8,000               3.0%         $30.375     01/12/07        $156,720
John H. Witmer, Jr...........          6,000               2.3%         $30.375     01/12/07        $117,540

---------------
(1) These options to purchase Class A Common Stock of the Company were granted under the Company's Long-Term Incentive Plan (LTIP) at an exercise price of 100 percent of fair market value on the date of grant. The options are exercisable over a period of not more than ten years from the date of grant. The stock option grants were made effective January 13, 1997. Vesting is over a three-year period from the date of grant, with one-third of the options vesting on January 13, 1998, one-third vesting on January 13, 1999, and the final one-third vesting on January 13, 2000.

(2) Grant date present value is based on a Black-Scholes option pricing model adapted for use in valuing executive stock options. In calculating the grant present values set forth in the table, a factor of 40% has been assigned to the volatility of the common stock, the annual dividend assumption is $0.14 per share, the interest rate has been fixed at 8.00% and the exercise of options has been assumed to occur at the end of the actual option term of ten years. There is no assurance that these assumptions will prove to be true in the future. Consequently, the actual value, if any, an executive may realize will depend on the common stock price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

OPTION GRANTS DURING FISCAL 1998

     On January 20, 1998, the Long-Term Incentive Plan Administrative Committee of the Board of Directors of the Company granted to the executive officers of the Company listed below, options to purchase the number of shares of Class A Stock as listed below:

                                                             NUMBER OF SHARES OF
                  EXECUTIVE OFFICER                    CLASS A STOCK SUBJECT TO OPTION
                  -----------------                    -------------------------------
Bruce P. Bickner.....................................              32,000
Richard T. Crowder...................................              18,000
Janis M. Felver......................................               4,000
Catherine J. Mackey..................................              12,000
John H. Pfund........................................              12,000
Thomas R. Rauman.....................................              12,000
Richard O. Ryan......................................              25,000
John H. Witmer, Jr...................................               7,000

     Each such option is exercisable at a price of $26.69 per share (which was the last sale price of the shares of Class B Stock on the New York Stock Exchange on the date of grant) and, vests over a three-year period (with one-third of the options vesting on each of the first, second and third anniversaries of the date of grant) and expires ten years from the date of grant.

     On January 21, 1998, the directors of the Company listed below received options to purchase the number of shares of Class A Stock as listed below:

                                                                NUMBER OF SHARES
                                                                OF CLASS A STOCK
                          DIRECTOR                              SUBJECT TO OPTION
                          --------                              -----------------
Dr. Charles J. Arntzen......................................          3,447
Allan Aves..................................................          3,297
Tod R. Hamachek.............................................          3,297
Paul H. Hatfield............................................          3,297
Virginia Roberts Holt.......................................          3,297
John T. Roberts.............................................          3,297
H. Blair White..............................................          3,447

     Each such option was granted pursuant to the Company's Director Stock Option Plan and is exercisable at a price of $20.02 per Share. The terms of these options are described more fully under the caption "Board of Directors and Committees".

AGGREGATED OPTION EXERCISES DURING FISCAL 1997 AND FISCAL 1997 YEAR-END OPTION VALUES

     The following table sets forth the number of shares of Class A Stock and Class B Stock that were purchased pursuant to options exercised, and the number and value of shares subject to unexercised options at August 31, 1997, for each of the Named Executive Officers:

                                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                                OPTIONS HELD AT                    OPTIONS AT
                              SHARES                           AUGUST 31, 1997(1)              AUGUST 31, 1997(2)
                             ACQUIRED         VALUE       ----------------------------    ----------------------------
          NAME              ON EXERCISE    REALIZED(2)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
          ----              -----------    -----------    -----------    -------------    -----------    -------------
Bruce P. Bickner........         -0-            -0-         324,400         56,300        $11,889,266     $1,113,595
Richard O. Ryan.........         -0-            -0-         166,000         62,800        $ 5,961,754     $1,582,522
Richard T. Crowder......         -0-            -0-          34,000         51,600        $ 1,122,749     $1,337,453
Thomas R. Rauman........         -0-            -0-          44,800         37,000        $ 1,521,482     $1,007,920
John H. Witmer, Jr. ....         -0-            -0-         116,600         10,000        $ 4,283,877     $  178,084

---------------
(1) No employee of the Company holds any SARs relating to Class A Stock or Class B Stock.

(2) Market value of underlying securities at exercise or year-end, minus the exercise price. Market value is based on the $39.25 per share closing price on the New York Stock Exchange of the Class B Stock on August 29, 1997.

LONG-TERM INCENTIVE PLANS -- AWARDS DURING FISCAL 1997

     The following table sets forth the long-term incentive awards made during fiscal 1997 to each Named Executive Officer receiving such an award:

                                                                              ESTIMATED FUTURE PAYOUTS UNDER
                                            NUMBER OF        PERFORMANCE        NON-STOCK PRICE BASED PLANS
                                        PERFORMANCE UNITS    PERIOD UNTIL    ---------------------------------
                NAME                       AWARDED(1)         MATURATION     THRESHOLD     TARGET     MAXIMUM
                ----                    -----------------    ------------    ---------     ------     -------
Bruce P. Bickner....................         105,000           08/31/99        52,500      105,000     183,750
Richard O. Ryan.....................          65,800           08/31/99        32,900       65,800     115,150
Richard T. Crowder..................          47,600           08/31/99        23,800       47,600      83,300
Thomas R. Rauman....................          28,000           08/31/99        14,000       28,000      49,000
John H. Witmer, Jr. ................          21,000           08/31/99        10,500       21,000      36,750

---------------
(1) The targeted value of each performance unit is $1.00 with a maximum payout of $1.75 per unit. The performance units vest over a three-year period with one-third vesting at the end of the first year, one-third vesting at the end of the second year and the final one-third vesting at the end of the third year. For all Named Executive Officers, the payment is based on earnings per share for fiscal year 1999.

ESTIMATED ANNUAL RETIREMENT BENEFITS FOR YEARS OF SERVICE

     The following table sets forth the estimated annual retirement benefits payable upon retirement pursuant to the Company's retirement plans for the indicated levels of remuneration and years of service for each Named Executive
Officer:

                                                            YEARS OF SERVICE
FINAL AVERAGE                                 --------------------------------------------
COMPENSATION                                     5           10          15          20
-------------                                    -           --          --          --
 $200,000.................................    $ 30,000    $ 60,000    $ 90,000    $120,000
 $225,000.................................      33,750      67,500     101,250     135,000
 $250,000.................................      37,500      75,000     112,500     150,000
 $275,000.................................      41,250      82,500     123,750     165,000
 $300,000.................................      45,000      90,000     135,000     180,000
 $325,000.................................      48,750      97,500     146,250     195,000
 $350,000.................................      52,500     105,000     157,500     210,000
 $375,000.................................      56,250     112,500     168,750     225,000
 $400,000.................................      60,000     120,000     180,000     240,000
 $425,000.................................      63,750     127,500     191,250     255,000
 $450,000.................................      67,500     135,000     202,500     270,000
 $475,000.................................      71,250     142,500     213,750     285,000
 $500,000.................................      75,000     150,000     225,000     300,000
 $525,000.................................      78,750     157,500     236,250     315,000
 $550,000.................................      82,500     165,000     247,500     330,000
 $575,000.................................      86,250     172,500     258,750     345,000
 $600,000.................................      90,000     180,000     270,000     360,000
 $625,000.................................      93,750     187,500     281,250     375,000
 $650,000.................................      97,500     195,000     292,500     390,000
 $675,000.................................     101,250     202,500     303,750     405,000
 $700,000.................................     105,000     210,000     315,000     420,000
 $725,000.................................     108,750     217,500     326,250     435,000
 $750,000.................................     112,500     225,000     337,500     450,000

     The defined benefit plan for executives was modified in 1997. Two enhancements and two reductions in plan benefits were made. As to the first enhancement, the benefit formula was changed from 2% times final three years average pay times years of service (up to a maximum of 30 years) to 3% times final three years average pay times years of service (up to a maximum of 20 years). Second, the maximum annual benefit limit of $207,500 indexed at 3% per year from 1989 was eliminated. As to the first reduction, the gross benefit for executives now will be reduced by the regular match from the defined contribution plan in addition to the other benefits more fully described below. Second, the early retirement reduction factor was increased to 5% per year from 3%. The defined benefit plan for executives was further modified in 1998. The modification added a reduction providing that the gross benefit for executives will be reduced by the profit-based matching, compensation-based and discretionary contributions from the defined contribution plan in addition to other benefits more fully described below. The modification added specific actuarial assumptions to the plan for purposes of determining the calculation of the reductions to the gross benefit and for purposes of determining optional benefit forms (including the lump sum benefit form) available to the participant in place of the normal single life annuity, rather than assumptions for such purposes being those adopted by the Compensation Committee or set forth in the most recent actuarial valuation of plan liabilities. The modification also deleted the plan provision providing that, upon termination of the plan, benefits are limited to reserves maintained by the Company and can be further reduced if in the Company's discretion such reduction is needed to protect the financial security of the Company. The modification also provides that early retirement benefits are not subject to the consent of the Company.

     The credited years of service for each of the following Named Executive Officers is:

Bruce P. Bickner............................................     19
Richard O. Ryan.............................................     16
Thomas R. Rauman............................................     24
John H. Witmer, Jr. ........................................     17

     The benefits are calculated by determining the average annualized earnings (i.e., salary and bonus) of the applicable 36 months and multiplying this by the number of years of service (up to a maximum of 20 years) times three percent. These benefits will be reduced by social security benefits, the benefit from the regular match of the defined contribution plan (starting on the date the defined benefit plan for executives was modified), qualified pension plan benefits, benefits from a profit sharing plan previously provided by the Company, and the benefits from the profit based matching contributions, compensation-based contributions and Company discretionary contributions of the defined contribution plan. The benefit table assumes that the participant will retire at age 65. If the participant retires at an earlier age, the benefit will be reduced by five percent for every year retirement takes place before age 65.

     Mr. Crowder is not eligible for the above retirement benefit. The Company has guaranteed that his annual retirement benefit starting at age 65 (from Social Security, the Company's qualified retirement plans (excluding the Company's 401(k) plan as it was in effect in September 1994) and the Company's non-qualified retirement plans) will equal or exceed an amount equal to two percent times his years of service times his average annual compensation during his last thirty-six months of employment. At August 31, 1997, Mr. Crowder's years of credited service were two.

EMPLOYMENT AGREEMENTS

     The Company has entered into written employment agreements with each of its executive officers. Each employment agreement provides for a one-year term and is subject to successive one-year extensions unless notice of termination is given. The employment agreements provide for the following base salaries for fiscal 1998 to be paid to the executive officers: Mr. Bickner ($350,000), Mr. Ryan ($265,000), Mr. Crowder ($250,000), Mr. Witmer ($170,000), Ms. Mackey
($165,000), Mr. Pfund ($145,000) and Ms. Felver ($101,000). Those executive officers will have Company performance-related bonus opportunities which have been set for a target bonus of $277,000, $225,000, $135,000, $80,000, $75,000,
$70,000 and $25,375, respectively, which could be exceeded if performance merits. Each employment agreement provides that if the executive officer is terminated prior to the expiration of the term of the agreement, such executive officer will also be entitled to termination pay (in addition to and not in lieu of any payments under the Company's Severance Pay Plan) equal to 24 months' base salary and target bonus in the case of Messrs. Bickner, Ryan and Crowder, 18 months' base salary and target bonus in the case of Ms. Mackey and Mr. Pfund, 12 months' base salary and target bonus in the case of Mr. Witmer and one month's base salary and target bonus in the case of Ms. Felver. Each employment agreement also specifically states that the executive officer will be entitled to receive Gross-Up Payments in respect of Excise Taxes. For a description of Excise Taxes and the Company's policy with respect to Gross-Up Payments generally, see "Parachute Payment Reimbursement Policy" in the Schedule 14D-9. Messrs. Bickner, Ryan, Crowder and Pfund and Ms. Mackey are subject to noncompetition limitations for periods of time equaling the length of their termination pay. Each executive officer is subject to nonsolicitation limitations for a period of three years following their termination.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors has furnished the following report on executive compensation (including the compensation of the chief executive officer (the "CEO")) which appeared in the Company's Proxy Statement dated November 24, 1997 for its Annual Meeting of Stockholders held on January 20, 1998. The report has not been revised since such Proxy Statement was prepared.

     With input on competitive and recommended practices from external independent consultants, the Compensation Committee of the Board of Directors has overseen the development and implementation of Company compensation programs which seek to enhance Company profitability and shareholder value. The Company's objective is to closely align the senior managers' (including the CEO) financial interests with those of the Company's shareholders. The Company subscribes to a total compensation theory in which base salary, annual bonus, benefits, perquisites and long-term incentives as components of the compensation package are considered individually and in total. The Company considers three factors in determining the levels and proportions of these compensation components for executive managers (including the CEO).

     The most important element is the Company's past and expected financial performance and whether bonus payments are consistent with shareholder return. Primary factors in determining shareholder return are net earnings and the accomplishment of specific strategic objectives that will enhance earnings and asset return. These specific strategic objectives include goals such as market share gains, new product development, strategic plan development and marketing plan accomplishment.

     Secondly, consideration is given to the competitive practice of like-sized companies and similar industries for paying positions with equivalent responsibilities. The Company uses both a seed industry survey and general industry surveys in determining external pay levels. The seed industry survey is conducted by WMS and Co., Inc. and covers pay practices of 22 competitive seed companies. The primary general industry compensation surveys used are conducted by William M. Mercer, Inc., Hewitt Associates and Towers Perrin. Emphasis is placed on companies comparable in size to the Company.

     The Company's compensation goal is to target its executives (including the CEO) to be paid competitive rates when performance expectations are met and above competitive levels when expectations are exceeded. The Company targets its executives (including the CEO) to be paid between the 50th and 75th percentile of competitive rates when performance expectations are met and above competitive levels (75th percentile or higher) when performance expectations are exceeded. As a guideline, no bonus will be awarded until a significant portion (generally 70 to 90 percent)) of the related objective has been reached. At that level of performance, approximately 50 percent of bonus target will be paid. Bonus payments will increase until 100 percent of target is paid at 100 percent objective accomplishment. Performance in excess of the objective will earn a bonus payment over target. Where the circumstances warrant, the Committee reserves the right to make special bonus awards. Base salaries are normally at or about the 50th percentile of competitive practice. The portion of annual cash compensation subject to performance bonus accomplishment is normally at or greater than the competition.

     Finally, internal pay equity within the Company between executive positions is considered. Individual performance, responsibility level and length of time in position are all factors in determining placement within the appropriate salary range. Major determinants of responsibility level are size of assets managed and the ability to influence profitability.

     Based upon the Company's current level of compensation, it is not necessary to adopt a policy at this time with respect to Section 162(m) of the Code. The Committee will continue to monitor the Company's compensation levels and adopt necessary policies as it deems appropriate.

     Criteria for determining fiscal 1997 annual performance bonuses for the Named Executive Officers (including the CEO) included earnings, profit contribution, market share and specific individual objectives.

     The following table summarizes fiscal 1997 bonus opportunities and criteria for the Named Executive Officers:

                                                                   CRITERIA AS A PERCENT OF BONUS TARGET
                                               1997 BONUS        -----------------------------------------
                                                TARGET AS            NET
                                            PERCENT OF TOTAL      CORPORATE       SEGMENT      INDIVIDUAL
                  NAME                      CASH COMPENSATION    PERFORMANCE    PERFORMANCE    PERFORMANCE
                  ----                      -----------------    -----------    -----------    -----------
Bruce P. Bickner........................           44%               75%            10%            15%(1)
Richard O. Ryan.........................           40%               50%            50%             --
Richard T. Crowder......................           33%               13%            87%             --
Thomas R. Rauman........................           33%               75%            25%             --
John H. Witmer, Jr. ....................           25%               50%             --            50%(2)

---------------
(1) Included an objective on a Strategic Research Plan.

(2) Included objectives on legal staffing as well as business review and internal audit plans.

     Certain members of the Committee, in their capacity as the DEKALB Genetics Corporation Long-Term Incentive Plan Administrative Committee, periodically grant key employees, including the Named Executive Officers, awards under the Company's Long-Term Incentive Plan ("LTIP"). The LTIP provides the flexibility to grant longer term incentives in a variety of forms including stock options, stock appreciation rights and restricted stock. The Committee currently views stock options and performance unit grants, which the Committee also grants from time to time, (the only awards currently outstanding) as the best long term incentive vehicles to ally the interests of management and shareholders. In awarding stock options and performance units, the Committee reviews and approves individual recommendations made by the Chief Executive Officer and the President. The Committee in turn determines the awards for the CEO and the President.

     Factors used in determining individual award size are competitive practice (awards needed to attract and retain management talent), rank within the Company (internal equity), responsibility for asset management (size of job) and ability to affect profitability. In each individual case, previous option and performance unit grants are considered in determining the size of new awards.

     The Committee, as it deems appropriate, seeks outside professional counsel on the value, size, term and criteria of awards. Towers Perrin was retained in this capacity in fiscal 1997.

     The foregoing Compensation Committee Report has been furnished by:

          H. Blair White, Chairman
          Tod R. Hamachek
          John T. Roberts

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     H. Blair White, a director of the Company, is Of Counsel to the law firm of Sidley & Austin. Sidley & Austin provided legal services to the Company during the past year.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Directors and officers of the Company and persons having 10 percent or more beneficial ownership of the Company's stock are required under Section 16 of the Exchange Act to report to the SEC their transactions in, and beneficial ownership of, the Class A Stock, Class B Stock and other equity securities of the Company. Reports received by the Company during the last fiscal year indicate that Parent filed one late report relating to one transaction.

                              CERTAIN TRANSACTIONS

     On January 31, 1996, the Company entered into a series of agreements with Parent, including an investment agreement and a collaboration agreement which provides for a long-term research and development collaboration with Parent in the field of agricultural biotechnology, particularly corn seed. The Company and Parent also entered into cross-licensing agreements covering insect-resistant and herbicide-tolerant corn products targeted to reach the market over the next few years.

     The Investment Agreement provides that if the Company issues new shares of its Class A Stock or Class B Stock pursuant to any of the Company's employee benefit plans, Parent may purchase from the Company a sufficient number of shares to maintain its permitted percentage ownership of Class A Stock and Class B Stock. During the second quarter of fiscal 1997 and the first quarter of fiscal 1998, the Company completed two sales of equity to Parent pursuant to such provisions. Parent purchased from the Company 24,102 (after taking into account the two for one stock split that was made to shareholders of record on July 25, 1997) and 156,024 newly issued shares of Class B Stock at aggregate prices of $590,725 and $6,299,957, respectively. As provided in the investment agreement, the price for the shares was based upon a specified twenty day average closing price on the applicable securities exchange for the Class B Stock.

     During fiscal 1997, Parent paid $3,000,000 to the Company under the companies' collaboration agreement that provides for total payments of $19,500,000 over the term of the agreement.

     As part of the cross license agreements entered into between Parent and the Company, each party has an obligation to share with the other certain royalties and technology fees it receives that are related to seed corn that contains the applicable insect resistance or herbicide tolerance. The Company received a net payment from Parent of approximately $2,700,000 under the licenses for sales occurring during fiscal 1997.

     The Company sold soybean products for which the Company collected a royalty or technology fee on behalf of Parent from the ultimate purchaser of the products, but was not entitled to share the net proceeds with Parent. For sales occurring during fiscal 1997, the Company paid Parent approximately $1,500,000 for such products, net of certain services fees the Company was permitted to retain. The Company also paid a subsidiary of Parent approximately $450,000 as royalties or fees for germplasm and specialty corn products. The Company believes that the terms of each of the agreements pursuant to which such payments were made were at least comparable to the terms Parent provided to other seed companies.

     Also, in an effort to increase available supplies of certain seeds to farmers in fiscal 1997, Parent paid to the Company approximately $1,200,000 to help cover the Company's incremental winter production costs.

                   COMPARISON OF CUMULATIVE FIVE-YEAR RETURNS
           ASSUMES $100 INVESTED ON 9/1/92 AND DIVIDEND REINVESTMENT

(1) There are no published industry or line of business indices that parallel the Company's primary business endeavors, nor is there a group of publicly-traded companies in the same business lines. Therefore, an index of all New York Stock Exchange traded companies with a market capitalization of $1 billion to $2 billion (excluding financial institutions) was selected as the Peer Group Index (268 companies). The index is weighted for relative market capitalization. The Peer Group Index used in last year's Proxy Statement was an index of all Nasdaq traded companies with a market capitalization of $500 million to $1 billion (excluding financial institutions) (198 companies). Because the Company's market capitalization exceeded $1 billion on August 31, 1997, the table includes the new Peer Group Index and the old Peer Group Index for comparative purposes.

(2) The Company is not part of the S&P 500 index and was traded on Nasdaq last year and is now traded on the NYSE. Therefore, the Nasdaq Stock Index was selected as the Broad-Based Index prior to this year and the NYSE Index is now being used.